                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------
                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16

                                     UNDER

                      THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JUNE, 2004

                         Commission File Number 1-15114

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                              (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                    (Address of principal executive offices)

      1.    Notice of Meeting and Record Date dated June 14, 2004

      2.    News Release dated June 14, 2004

      3.    News Release dated June 17, 2004

      4.    Form 51-102F3 Material Change Report dated June 25, 2004

      5. Loan and Security Agreement dated June 3, 2004 filed with the Form 51-102F3 Material Change Report dated June 25, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                          Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2004

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.

By: /s/ "Joseph P. Giuffre" (signed)
----------------------------------------
Joseph P. Giuffre
Corporate Secretary & Director

               CIBC Mellon Global Securities Services Company [CIBC MELLON LOGO]
                                    CIBC Mellon Trust Company

June 14, 2004

British Columbia Securities Commission      Alberta Securities Commission
Saskatchewan Securities Commission          Manitoba Securities Commission
Ontario Securities Commission               Commission des Valeurs Mobillieres
                                            du Quebec
The Office of the Administrator of          Nova Scotia Securities Commission
Securities - New Brunswick
Registrar of Securities - Prince            Securities Registry - Northwest
Edward Island                               Territories
Registrar of Securities - N.W.T.            Registrar of Securities - Yukon
Newfoundland Securities Commission          P.E.I. Securities Commission
Justice Services Division - Yukon           New Brunswick Securities Commission
Nunavut Securities Commission               The Toronto Stock Exchange

Dear  Sirs:

RE: ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. - PROFILE # 10468 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

On behalf of our principal, Anthony Clark International Insurance Brokers Ltd, we wish to confirm the following dates regarding their Annual and Special Meeting of Shareholders:

DATE OF MEETING                                August 16, 2004
RECORD DATE                                    July 12, 2004
MATERIAL MAIL DATE                             July 19, 2004

APPLICABLE SECURITIES                          CUSIP NO.

         Common Shares                         CA18145N1078

Yours truly,

CIBC MELLON TRUST COMPANY

"signed"

Donald A. Santini
Associate Manager
Client Relations
(403) 232-2413
donald_santini@cibcmellon.com

600 The Dome Tower - 333-7th Avenue S.W. Suite 600 - Calgary, A.B. - T2P 2Z1
- Tel 403.232.2400 - www.cibcmellon.com

      CIBC Mellon Global Securities Company and CIBC Mellon Trust Company are licensed users of the CIBC and Mellon trademarks.

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                            CALGARY, ALBERTA T2W 3X6
                    TEL: (403) 278-8811 - FAX (403) 225-5745

        US $7,500,000 ($10,090,725CDN) REDUCING REVOLVING LINE OF CREDIT

Calgary, Alberta, Canada, June 14, 2004- ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD: ACKBF) ("Anthony Clark") is pleased to announce it has closed a US$7,500,000 ($10,090,725 CDN) debt financing arrangement with a United States lender, FCC, LLC ("FCC") whereby FCC will provide up to a US$7,500,000 ($10,090,725 CDN) reducing revolving line of credit (the "Facility") subject to a borrowing base formula to Addison York Insurance Brokers Ltd. (the "Borrower"), a US wholly-owned subsidiary of Anthony Clark.

The Facility will mature 5 years from the close of the transaction, with interest only payments during the first two years. The Facility will have a Wall Street Journal interest rate of prime plus 2%. As collateral for the Facility, Anthony Clark has guaranteed the obligations of the Borrower and FCC will have a security interest in the assets of the Borrower and of Anthony Clark. The facility will primarily be used to fund acquisitions of general insurance brokerages within the United States. GVC Financial Services LLC, a San Francisco area based investment banker, arranged the financing and assisted in the closing of this facility.

Anthony Clark International Insurance Brokers Ltd., founded in 1989, has expanded through internal growth and the acquisition of 21 general insurance brokerages and processes over US$53,000,000 ($70,000,000CDN) in insurance premiums for its 23,000 customers.

For further information:

Press Contacts - North America          Barry Kaplan
                                        Barry Kaplan Associates
                                        New Jersey
                                        Telephone: (732) 747-0702
                                        Email: smallkap@aol.com

Anthony Clark International Insurance Brokers Ltd. Mr. Tony Consalvo, C.O.O.
                                        Telephone: (403) 225-5100
                                        Email: tony.consalvo@aclarkinsurance.com

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company's ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company's public filings under "Risk Factors." The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.

                                  On behalf of
                                  ANTHONY CLARK INTERNATIONAL
                                  INSURANCE BROKERS LTD.

                                  "Primo Podorieszach"
                                  Primo Podorieszach, C.E.O.

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                            CALGARY, ALBERTA T2W 3X6
                    TEL: (403) 278-8811 - FAX (403) 225-5745

                       ANTHONY CLARK SETTLES LEGAL CLAIM

Calgary, Alberta, Canada, June 17, 2004 -- ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD: ACKBF) (the "Company") has settled a legal action commenced by James Bonfiglio against the Company for failure to honour a stock option agreement dated October 1, 1998 which was disclosed in a previous news release by the Company. The settlement will not affect the Company's continued growth strategy to acquire additional insurance brokerages in Canada and the United States.

For further information:

Press Contacts - North America          Barry Kaplan
                                        Barry Kaplan Associates
                                        New Jersey
                                        Telephone: (732) 747-0702
                                        Email: smallkap@aol.com

Anthony Clark International Insurance Brokers Ltd. Mr. Tony Consalvo, C.O.O.
                                        Telephone: (403) 225-5100
                                        Email: tony.consalvo@aclarkinsurance.com

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company's ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company's public filings under "Risk Factors." The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.

                                  On behalf of

                                  ANTHONY CLARK INTERNATIONAL
                                  INSURANCE BROKERS LTD.

                                  "Primo Podorieszach"
                                  Primo Podorieszach, C.E.O.

                                 FORM 51-102F3

                             MATERIAL CHANGE REPORT

ITEM 1.     NAME AND ADDRESS OF COMPANY

            Anthony Clark International Insurance Brokers Ltd.
            Suite 355, 10333
            Southport Road S.W.
            Calgary, Alberta
            T2W 3X6

ITEM 2.     DATE OF MATERIAL CHANGE

            June 14, 2004

ITEM 3.     NEWS RELEASE

            Press release was issued at Calgary, Alberta on June 14, 2004.

ITEM 4.     SUMMARY OF MATERIAL CHANGE

            The Company announced that it closed a US$7,500,000 ($10,090,725
            CDN) debt financing arrangement with a United States lender, FCC, LLC ("FCC") whereby FCC will provide up to a US$7,500,000 ($10,090,725 CDN) reducing revolving line of credit (the "Facility") subject to a borrowing base formula to Addison York Insurance Brokers Ltd. (the "Borrower"), a US wholly owned subsidiary of the Company.

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE

            The Company announced that it closed a US$7,500,000 ($10,090,725
            CDN) debt financing arrangement with a United States lender, FCC, LLC ("FCC") whereby FCC will provide up to a US$7,500,000 ($10,090,725 CDN) reducing revolving line of credit (the "Facility") subject to a borrowing base formula to Addison York Insurance Brokers Ltd. (the "Borrower"), a US wholly owned subsidiary of the Company.

            The Facility will mature 5 years from the close of the transaction, with interest only payments during the first two years. The Facility will have a Wall Street Journal interest rate of prime plus 2%. As collateral for the Facility, the Company has guaranteed the obligations of the Borrower and FCC will have a security interest in the assets of the Borrower and of the Company. The facility will primarily be used to fund acquisitions of general insurance brokerages within the United States. GVC Financial Services LLC, a San Francisco area based investment banker, arranged the financing and assisted in the closing of this facility.

ITEM 6.     RELIANCE ON SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

            Not Applicable.

ITEM 7.     OMITTED INFORMATION

            Not Applicable.

ITEM 8.     EXECUTIVE OFFICER

            The following Executive Officer of the Company is available to answer questions regarding this report:

            Primo Podorieszach,
            President and Chief Executive Officer
            Telephone: (250) 376-1782

ITEM 9.     DATE OF REPORT

Dated at Vancouver, British Columbia, this 24th day of June, 2004.

                                      ANTHONY CLARK INTERNATIONAL INSURANCE
                                      BROKERS LTD.

                                      PER:

                                            /s/ "Joseph Giuffre" (signed)
                                            ------------------------------------
                                            Joseph Giuffre, Director

================================================================================

                          LOAN AND SECURITY AGREEMENT

                            Dated as of June 3, 2004

                                    Between

                      ADDISON YORK INSURANCE BROKERS LTD.

                                   (Borrower)

                                      and

                         FCC, LLC, d/b/a First Capital

                                    (Lender)

================================================================================

                               TABLE OF CONTENTS

                                                                             PAGE
                                                                             ----
1.    DEFINITIONS..........................................                    1

2.    BORROWING............................................                    9

3.    INTEREST AND FEES....................................                   12

4.    REPRESENTATIONS AND WARRANTIES OF BORROWER...........                   13

5.    COLLATERAL...........................................                   14

6.    FINANCIAL COVENANTS..................................                   15

7.    COLLATERAL COVENANTS.................................                   16

8.    NEGATIVE COVENANTS...................................                   18

9.    REPORTING AND INFORMATION............................                   19

10.   INSPECTION RIGHTS; EXPENSES; ETC.....................                   21

11.   RIGHTS OF SETOFF, APPLICATION OF PAYMENTS, ETC.......                   22

12.   ATTORNEY-IN-FACT.....................................                   22

13.   DEFAULTS AND REMEDIES................................                   23

14.   INDEMNIFICATION......................................                   26

15.   GENERAL PROVISIONS...................................                   26

ATTACHMENTS:

SCHEDULE

EXHIBIT A - FORM OF BORROWING BASE CERTIFICATE
EXHIBIT B - FORM OF COMPLIANCE CERTIFICATE

                          LOAN AND SECURITY AGREEMENT

      This LOAN AND SECURITY AGREEMENT (this "Agreement") is entered into as of this 3rd day of June, 2004 between ADDISON YORK INSURANCE BROKERS LTD., a Delaware corporation ("Borrower"), and FCC, LLC, d/b/a FIRST CAPITAL, a Florida limited liability company("Lender").

                                   RECITALS:

      WHEREAS, Borrower has requested that Lender provide Borrower with a secured lending facility; and

      WHEREAS, Lender is willing to provide a secured lending facility to Borrower on the terms set forth in this Agreement.

      NOW, THEREFORE, Borrower and Lender here by agree as follows:

      1. DEFINITIONS. For purposes of this Agreement:

      "Accounts" means all presently existing or hereafter arising accounts receivable due to Borrower (including all Commissions and all medical and health-care-insurance receivables), book debts, notes, drafts and acceptances and other forms of obligations now or hereafter owing to Borrower, whether arising from the sale or lease of goods or the rendition of services by Borrower (including any obligation that might be characterized as an account, contract right, general intangible or chattel paper under the UCC), all of Borrower's rights in, to and under all purchase orders now or hereafter received by Borrower for goods and services, all proceeds from the sale of Inventory, all monies due or to become due to Borrower under all contracts for the sale or lease of goods or the rendition of services by Borrower (whether or not yet earned) (including the right to receive the proceeds of said purchase orders and contracts), all collateral security and guarantees of any kind given by any obligor with respect to any of the foregoing, and all goods returned to or reclaimed by Borrower that correspond to any of the foregoing.

      "Affiliate" means, with respect to a Person, (a) any family member, officer, director, employee or managing agent of such Person, and (b) any other Person (i) that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such given Person, (ii) that, directly or indirectly beneficially owns or holds 10% or more of any class of voting stock or partnership or other interest of such Person or any subsidiary of such Person, or (iii) 10% or more of the voting stock or partnership or other interest of which is directly or indirectly beneficially owned or held by such Person or a subsidiary of such Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or partnership or other interests, by contract or otherwise.

      "Agency Agreement" means a written agreement between Borrower and an Insurance Company, pursuant to which such Insurance Company agrees to pay Commissions to Borrower in connection with Insurance Policies issued by such Insurance Company.

      "Agreement Date" means the date as of which this Agreement is dated.

      "Annualized Eligible Commissions" means, as of any date of determination, the amount of Eligible Commissions payable to Borrower over the next one-year period, assuming that all existing Insurance Policies are renewed.

      "Borrowing Base" has the meaning set forth in ITEM 1 OF THE SCHEDULE.

      "Borrowing Base Certificate" means the certificate, substantially in form of Exhibit A, with appropriate insertions, to be submitted to Lender by Borrower pursuant to this Agreement and certified as true and correct by the Chief Executive Officer of Borrower.

      "Business Day" means any day excluding Saturday, Sunday, and any day which is a legal holiday under the laws of the State of Georgia or which is a day on which Lender is otherwise closed for transacting business with the public.

      "Collateral" has the meaning set forth in SECTION 5 (a).

      "Commission" means the commission payable to Borrower from an Insurance Company pursuant to the applicable Agency Agreement.

      "Customer" means any Insurance Company or other account debtor or customer of Borrower.

      "Default" has the meaning set forth in SECTION 13 (a).

      "Eligible Commissions" means those Commissions arising from property and casualty Insurance Policies, workers' compensation Insurance Policies and Insurance Policies issued in connection with employee group health insurance plans (but not any life Insurance Policy or other type of Insurance Policy) sold or acquired by Borrower in the ordinary course of Borrower's business (excluding fees or bonuses paid or payable by Insurance Companies based on volume, growth or profitability, and, except as set forth below, excluding fees paid or payable by any Policy Holder); provided, however, that Eligible Commissions shall not include the following:

      (a) Commissions with respect to which the Insurance Company or the Policy Holder is an Affiliate of Borrower, Parent, any Support Party or any other Obligor;

      (b) Commissions with respect to which the Insurance Company (i) does not maintain its chief executive office in the United States, or (ii) is not organized under the laws of the United States of America or any state thereof; or (iii) is the government of any foreign country or of any state, province, municipality, or other political subdivision thereof;

         (c) any and all Commissions as to which the perfection, enforceability, or validity of Lender's Collateral or security interest in such Commission, or Lender's right or ability to obtain direct payment to Lender of the proceeds of such Commission, is governed by any federal or state statutory requirements other than those of the Uniform Commercial Code;

         (d) Commissions with respect to which the Insurance Company is the United States of America, or any agency or state thereof, or any city, town, municipality, county or other division of any state;

         (e) Commissions which may be subject to offset or recoupment by the Insurance Company or the Policy Holder, whether as the result of goods sold or services rendered by the Insurance Company or the Policy Holder to Borrower, any contractual arrangement between the Insurance Company or the Policy Holder and Borrower(including any lease) or otherwise;

         (f) those Commissions where Lender, in Lender's discretion, has notified Borrower that the Commission, Insurance Company or Policy Holder is not acceptable to Lender;

         (g) any Commission which is more than 60 days past due (when calculating Annualized Eligible Commissions) or which is not received by Borrower within 60 days after the due date thereof (when calculating Trailing Twelve Month Eligible Commissions);

         (h) all of the Commissions owed by an Insurance Company if the aggregate outstanding dollar amount of such Commissions not considered as Eligible Commissions under the immediately preceding paragraph is equal to or greater than 30% of the total of all Commissions owed by such Insurance Company;

         (i) Commissions not previously approved in writing by Lender where the dollar value for the aggregate amount of Commissions associated with any Insurance Company is greater than 25% of all Eligible Commissions, but only to the extent of such excess;

         (j) any Commission associated with an Insurance Company which does not constitute a Level 1 Insurance Company or a Level 2 Insurance Company;

         (k) any Commission with respect to all or part of which a check, promissory note, draft, trade acceptance, or other instrument for the payment of money has been received, presented for payment, and returned uncollected for any reason;

         (1) any Commission with respect to which Borrower has extended the time for payment without the consent of Lender;

         (m) any Commission with respect to which any one or more of the following events has occurred to the Insurance Company and/or the Policy Holder with respect to such Commission: death or judicial declaration of an Insurance Company who is an individual; the filing by or against the Insurance Company or Policy Holder of a request or petition for liquidation, reorganization, arrangement, adjustment of debts, adjudication as a bankrupt, winding-up, or other relief under the bankruptcy, insolvency, or similar laws of the United States, any state or territory thereof, or any foreign jurisdiction, now or hereafter in effect; the making of any general assignment by the Insurance Company or Policy Holder for the benefit of creditors; the appointment of a receiver or trustee for the Insurance Company or Policy Holder or for any of the assets of the Insurance Company or Policy Holder, including, without limitation, the appointment of or taking possession by a "custodian," as defined in the Bankruptcy Code; the institution by or against the Insurance Company or Policy Holder of any other type of insolvency proceeding (under the bankruptcy laws of the United States or otherwise) or of any formal or informal proceeding for the dissolution or liquidation of, settlement of claims against, or winding up of affairs of, the Insurance Company or the Policy Holder; the sale, assignment, or transfer of all or any material part of the assets of the Insurance Company or the Policy Holder; the nonpayment generally by the Insurance Company or the Policy Holder of its debts as they become due; or the cessation of the business of the Insurance Company or the Policy Holder (other than individuals) as a going concern;

         (n) any Commission which is evidenced by a note, draft, trade acceptance, or other instrument for the payment of money where such instrument, document, chattel paper, note, draft, trade acceptance or other instrument has not been endorsed and delivered by Borrower to Lender;

         (o) any Commission which is not payable pursuant to a duly executed Agency Agreement which is acceptable to Lender in form and substance and for which, if Lender has so requested, the Insurance Company has acknowledged Lender's security interest in the Commissions payable thereunder; or

         (p) any Commission in which Lender does not have a perfected, first-priority security interest, subject to no other Lien (other than a junior Lien in favor of Oak Street).

Lender acknowledges that, in certain circumstances, Borrower may cause insurance policies to be issued via one or more wholesalers pursuant to a written agreement between Borrower and the applicable wholesaler. These wholesalers are insurance agencies which have contractual arrangements with insurance companies, and the wholesalers pay Borrower a portion of the commissions earned by such wholesalers in connection with the polices sold or placed by Borrower. Lender may, in its sole discretion, include as "Eligible Commissions" the commissions paid or payable to Borrower under such arrangements, and Lender will apply the standards set forth above to both the insurance company issuing such policies and the wholesaler itself in making such determination. In no event will commissions paid or payable under any individual wholesaler arrangement exceed 5% of total Eligible Commissions, and in no event will the aggregate amount of commissions paid or payable under all wholesaler arrangements exceed 20% of total Eligible Commissions. Borrower acknowledges and agrees that the representations, warranties and covenants of Borrower with respect to Insurance Companies, Insurance Policies, Commissions and Agency Agreements shall apply in a corresponding fashion to such wholesaler arrangements and that Lender has a security interest in all amounts paid or payable to Borrower under such arrangements and all other rights and interests of Borrower in such arrangements.

Lender also acknowledges and agrees that, in certain circumstances, Borrower charges fees to its Policy Holders as additional compensation to Borrower with respect to the underlying Insurance Policies. Lender may, in its sole discretion, include as "Eligible Commissions" the fees paid or payable to Borrower by such Policy Holders under such arrangements, and Lender will apply the standards set forth above to such Policy Holders in making such determination. Borrower acknowledges and agrees that the representations, warranties and covenants of Borrower with respect to Insurance Companies, Insurance Policies, Commissions and Agency Agreements shall apply in a corresponding fashion to such Policy Holder arrangements and that Lender has a security interest in all amounts paid or payable to Borrower under such arrangements and all other rights and interests of Borrower in such arrangements.

         "Equipment" means all of Borrower's machinery, apparatus, equipment, motor vehicles, tractors, trailers, rolling stock, fittings, fixtures and other tangible personal property of every kind and description, together with all parts, accessories and special tools and all increases and accessions thereto and substitutions and replacements therefor.

         "Expiration Date" has the meaning ascribed to such term in ITEM 6 OF THE SCHEDULE.

         "Expirations" means all rights and information which Borrower may have at any time with respect to Insurance Policies and Policy Holders which is used or useful in connection with selling additional or renewal Insurance Policies to such Policy Holders.

         "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board that are applicable to the circumstances as of the date of determination and applied on a consistent basis.

         "General Intangibles" means all of Borrower's present and future general intangibles and all other presently owned or hereafter acquired intangible personal property of Borrower (including all Expirations, payment intangibles and any and all choses or things in action, goodwill, patents and patent applications, tradenames, servicemarks, trademarks and trademark applications, copyrights, blueprints, drawings, purchase orders, customer lists, monies due or recoverable from pension funds, route lists, infringement claims, software, computer programs, computer discs, computer tapes, literature, reports, catalogs, deposit accounts, tax refunds and tax refund claims) other than Goods and Accounts, as well as Borrower's books and records relating to any of the foregoing.

         "Goods" means all of Borrower's present and hereafter acquired goods, as defined in the UCC, wherever located, including imbedded software to the extent included in "goods" as defined in the UCC, manufactured homes, and standing timber that is cut and removed for sale.

         "Group One Insurance Policy" means an Insurance Policy which Lender, in its discretion, designates as a Group One Insurance Policy.

         "Group Two Insurance Policy" means an Insurance Policy (a) which is acquired by Borrower pursuant to a Permitted Acquisition after the Agreement Date, including all renewals thereof, (b) any other Insurance Policy which is related to any book of business acquired by Borrower subsequent to the Agreement Date, or (c) any other Insurance Policy which does not constitute a Group One Insurance Policy. In the event of any doubt as to whether an Insurance Policy constitutes a Group One Insurance Policy or a Group Two Insurance Policy, Lender shall make such determination in its discretion. Lender may, in its discretion from time to time, designate any Group Two Insurance Policy as a Group One Insurance Policy, but Lender reserves the right to reverse any such designation at any time.

         "Insurance Company" means a Person in the business of issuing insurance policies.

         "Insurance Policy" means an insurance policy for which Borrower is the insurance agent or broker and for which Borrower earns a Commission from the Insurance Company or wholesaler which issues such policy.

         "Inventory." means all of Borrower's inventory as defined in the UCC, together with all of Borrower's present and future inventory, including goods held for sale or lease or to be furnished under a contract of service and all of Borrower's present and future raw materials, work in process, finished goods, shelving and racking upon which the inventory is stored and packing and shipping materials, wherever located, and any documents of title representing any of the above.

         "Level 1 Insurance Company" means an Insurance Company with a financial strength rating of B+ or better, or that rating corresponding to a very good, an excellent or a superior descriptor, by A.M. Best Company, Inc. Although the California State Compensation Insurance Fund is not rated by A.M. Best Company, Inc., such Insurance Company shall, unless Lender determines other wise at any time in its discretion, constitute a Level 1 Insurance Company.

         "Level 2 Insurance Company" means an Insurance Company with a financial strength rating of B- or B,or that rating corresponding to a fair descriptor, by A.M. Best Company, Inc.

         "Lien" means any security interest, security title, mortgage, deed to secure debt, deed of trust, lien, pledge, charge, conditional sale or other title retention agreement, or other encumbrance of any kind in respect of any property, including the interest of each lessor under any capitalized lease and the interest of any bondsman under any payment or performance bond, in, of or on any assets or properties of a Person, whether now owned or hereafter acquired and whether arising by agreement or operation of law.

         "Loan Documents" means, collectively, this Agreement and any other agreements, instruments, certificates or other documents entered into in connection with this Agreement, including collateral documents, letter of credit agreements, security agreements, pledges, guaranties, mortgages, deeds of trust, assignments and subordination agreements, and any other agreement executed by Borrower, any other Obligor or any Affiliate of Borrower or any other Obligor pursuant hereto or in connection herewith.

         "Negotiable Collateral" means all of Borrower's present and future letters of credit, advises of credit, notes, drafts, instruments, and documents, including, without limitation, bills of lading, leases, and chattel paper, and Borrower's books and records relating to any of the foregoing.

         "Oak Street" means Oak Street Funding LLC, an Indiana limited liability company, and its successors and assigns.

         "Oak Street Credit Agreement" means that certain Credit Agreement between Borrower and Oak Street dated as of March 19, 2004, as amended from time to time with the written consent of Lender.

         "Oak Street Intercreditor Agreement" means that certain Intercreditor Agreement dated as of the Agreement Date between Lender and Oak Street.

         "Oak Street Loan Documents" means the Oak Street Credit Agreement and each guaranty, note, security agreement and other instrument and agreement executed and/or delivered in connection therewith.

         "Oak Street Obligations" means all indebtedness, obligations and liabilities of Borrower to Oak Street under or in connection with the Oak Street Loan Documents.

         "Obligations" means all indebtedness, obligations and liabilities of Borrower to Lender and its Affiliates of every kind and description, direct or indirect, secured or unsecured, joint or several, absolute or contingent, due or to become due, including any overdrafts, whether for payment or performance, now existing or hereafter arising, whether presently contemplated or not, regardless of how the same arise, or by what instrument, agreement or book account they may be evidenced, or whether evidenced by any instrument, agreement or book account, including, but not limited to, all loans (including any loan by modification, renewal or extension), all indebtedness arising from any derivative transactions, all undertakings to take or refrain from taking any action, all indebtedness, liabilities or obligations owing from Borrower to others which Lender may have obtained by purchase, negotiation, discount, assignment or otherwise, and all interest, taxes, fees, charges, expenses and attorney's fees (whether or not such attorney is a regularly salaried employee of Lender or any of its Affiliates) chargeable to Borrower or incurred by Lender under this Agreement or any other document or instrument delivered in connection herewith.

         "Obligor" has the meaning set forth in SECTION 13(a).

         "Parent" means Anthony Clark International Insurance Brokers Ltd., a corporation organized under the laws of the Province of Alberta.

         "Permitted Acquisition" means an acquisition of Insurance Policies and/or a new book of business by Borrower to which Lender has consented in advance in writing following Borrower's request for such consent and the delivery by Borrower to Lender of all relevant information with respect to such proposed acquisition.

         "Permitted Liens" means (a) Liens or charges for current taxes, assessments or other governmental charges which are not delinquent or remain payable without any penalty, or the validity of which is contested in good faith by appropriate proceedings upon stay of execution of the enforcement thereof and for which appropriate reserves have been established in accordance with GAAP;(b) deposits or pledges to secure (i) statutory obligations, (ii) surety or appeal bonds, or (iii) bonds for release of attachment, stay of execution or in-junction; (c) statutory Liens on property arising in the ordinary course of business which, in the aggregate, do not materially impair the use of such property or materially detract from the value of such property; (d) Liens existing on the Agreement Date and described on ITEM 2 OF THE SCHEDULE; (e) Liens on Equipment securing all or part of the purchase price of such Equipment; provided, however, that (i) such Lien is created contemporaneously with the acquisition of such Equipment, (ii) such Lien attaches only to the specific items of Equipment so acquired, and (iii) such Lien secures only the indebtedness incurred to acquire such Equipment; (f)Liens in favor of Oak Street so long as the Oak Street Inter creditor Agreement is in full force and effect and no dispute between Lender and Oak Street exists thereunder; and (g) Liens in favor of Lender.

         "Person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, government or any agency or political subdivision thereof, or any other entity.

         "Policy Holder" means the owner of any Insurance Policy.

         "Subordinated Debt" means all of the indebtedness owed by Borrower to any other Person, the repayment of which is subordinated to the repayment of the Obligations pursuant to the terms of a subordination agreement approved by Lender in its reasonable discretion.

         "Support Party" means Primo Podorieszach, Tony Consalvo, John Kabaker and any other Person that executes a validity guaranty and/or support agreement in favor of Lender in connection with the Obligations.

         "Trailing Twelve Month Eligible Commissions" means, as of any date of determination, the amount of Eligible Commissions actually paid to Borrower over the immediately preceding one-year period, measured from the last day of the calendar month most recently ended.

         "UCC" means the Uniform Commercial Code, as in effect from time to time, of the State of Georgia or of any other state the laws of which are required as a result thereof to be applied in connection with the issue of perfection of security interests; provided, that to the extent that the UCC is used to define any term herein or in any other documents and such term is defined differently in different Articles or Divisions of the UCC, the definition of such term contained in Article or Division 9 shall govern.

      OTHER DEFINITIONAL PROVISIONS. References to the "Schedule" or any "Section" or "Exhibit" refer to the Schedule or a section or exhibit, respectively, of this Agreement unless otherwise specifically provided. Any of the terms defined in SECTION 1 may, unless the context otherwise requires, be used in the singular or the plural depending on the reference. In this
Agreement: words importing any gender include the other genders; the words "including", "includes" and "include" shall be deemed to be followed by the words "without limitation"; references to agreements and other contractual instruments shall be deemed to include subsequent amendments, assignments, and other modifications thereto, but only to the extent such amendments, assignments and other modifications are not prohibited by the terms of this Agreement; references to any Person includes their respective permitted successors and assigns or people succeeding to the relevant functions of such Persons; any and all terms which are defined in the UCC and are not defined herein shall be construed and defined in accordance with the definition of such terms under the UCC; all references to statutes and related regulations shall include any amendments of same and any successor statutes and regulations; and all references to time of day shall refer to Atlanta, Georgia time. All references to "dollars" and "$" refer to United States dollars, and all financial and collateral reporting hereunder shall be in United States dollars unless otherwise provided.

      2.    BORROWING.

      (a) AMOUNT AVAILABLE TO BE BORROWED. From time to time Borrower may request, and Lender will, subject to the other terms and conditions of this Agreement, lend to Borrower up to an amount equal to the Borrowing Base at any time. Borrowed amounts that are repaid may be reborrowed upon the terms and conditions of this Agreement.

      (b) STANDARDS. Lender will determine eligibility and the loan value of Collateral, in its sole discretion, consistent with Lender's experience, prudent business judgment and standards of commercial reasonableness applicable to asset-based credits and in good faith. Any loans requested by Borrower and made by Lender or at any time outstanding in excess of the Borrowing Base or any other limitation set forth in this Agreement will, nevertheless, be subject to the terms of this Agreement, will constitute Obligations for all purposes and be entitled to the benefits of the Collateral.

      (c) PERSONS AUTHORIZED TO REQUEST LOANS. Borrower hereby authorizes and directs Lender to make loan advances to or for the benefit of Borrower upon receipt of instructions from any of the persons listed on ITEM 3 OF THE SCHEDULE. Lender shall have no liability whatsoever to Borrower or any other Person for acting upon any such instructions which Lender, in good faith, believes were given by any such person, and Lender shall have no duty to inquire as to the propriety of any disbursement. Lender is hereby authorized to make the loans provided for herein based on instructions received by facsimile, electronic mail, telephone or other method of communication from any of such persons. Although Lender shall make a reasonable effort to determine the person's identity, Lender shall not be responsible for determining the authenticity of any such instructions, and Lender may act on the instructions of anyone it perceives to be one of the persons authorized to request loans hereunder. Lender shall have the right to accept the instructions of any of the foregoing persons unless and until Lender actually receives from Borrower (in accordance with the notice provisions of this Agreement) written notice of termination of the authority of that person. Borrower may change persons designated to give Lender borrowing instructions only by delivering to Lender written notice of such change. Borrower will ensure that each telephone instruction from any person designated in or pursuant to this paragraph shall be followed by written confirmation of the request for disbursement in such form as Lender makes available to Borrower from time to time for such purpose; provided, however, that Borrower's failure to provide written confirmation of any telephonic instruction shall not invalidate such telephonic instruction.

      (d) APPLICATION OF REMITTANCES. Borrower will use only invoices in forms that Lender has approved, and Borrower's billings on such invoices will be conclusive evidence of assignment and transfer hereunder to Lender of the Accounts represented thereby, whether or not Borrower executes any other instrument with regard to any specific Account. Borrower will cause the proceeds of Accounts to be forwarded by all Customers directly to a lockbox designated by Lender. Such lockbox shall be maintained by Fleet Bank, N.A. and all payments received in such lockbox shall be deposited in a bank account in Lender's name at Fleet Bank, N.A. for application to the Obligations. Notwithstanding the foregoing, with respect to amounts billed by Borrower to Policy Holders, Borrower may cause such payments to be made directly to Borrower. In the event that the Commission portion of such payments made directly to Borrower which is held in any trust account of Borrower's exceeds $75,000 at any time, Borrower shall promptly forward such excess to the lockbox designated by Lender. All checks or other remittances received by Borrower for application to Accounts will be received by Borrower in trust for Lender, and Borrower will turn over to Lender the identical remittances as speedily as possible, appropriately endorsed, if necessary. As compensation to Lender for delays in the collection and clearance of such checks, Borrower agrees to pay interest on each remittance, including wire transfers, from the date of Lender's receipt thereof plus the number of days set forth on ITEM 4 OF THE SCHEDULE at the rate applicable to loans outstanding hereunder, as set forth in SECTION 3 below. Borrower will account fully and faithfully for and promptly pay or turn over to Lender proceeds in whatever form received of the sale or other disposition of any Collateral, and Borrower agrees that the inclusion of proceeds in "Collateral" will not be deemed to mean that Lender consents to Borrower's disposition of Collateral other than in accordance with the terms of this Agreement.

      (e) CONDITIONS TO OBLIGATION TO MAKE LOANS. Borrower acknowledges that Lender's obligation to make loans to Borrower (or to issue or create or cause the issuance or creation by Lender or its Affiliates of letters of credit or acceptances for Borrower's account) is subject to the following terms and conditions:

            (i) Lender has no obligation to make the initial loan to Borrower or to extend any other financial accommodation to Borrower unless and until Borrower delivers to Lender, in form and substance reasonably satisfactory to Lender, each agreement, instrument, legal opinion and other document specified on ITEM 5 OF THE SCHEDULE.

            (ii) Lender's obligation to make any loans to Borrower and extend other financial accommodations to Borrower (including the initial loans) is subject to the conditions that, as of the date of any such loan or other accommodation, no Default will have occurred and be continuing hereunder, there will have occurred no material adverse change in Borrower's financial condition or operations or in Borrower's business prospects as compared to the state of facts existing on the Agreement Date, and Borrower's representations and warranties set forth in this Agreement (including any amendment, modification, supplement or extension hereof) will be true and correct in all material respects as if made on and as of the date of each subsequent credit request. Each request for a borrowing or other financial accommodation by Borrower will be deemed to be a reaffirmation of each of Borrower's warranties and representations hereunder.

      (f) REPAYMENT OF LOANS. Upon a Default, Borrower will repay upon demand all of the Obligations. If no demand is earlier made, Borrower will repay all Obligations in full, without demand or notice, on the last day of the term of this Agreement (as provided in clause (g) below). If at any time for any reason, the aggregate outstanding principal amount of all loans exceeds the Borrowing Base or any other limitation on the amount available to be borrowed hereunder, Borrower will immediately, without notice or demand, repay the outstanding principal amount of the loans, together with accrued and unpaid interest on the amount repaid, in an amount equal to such excess.

      (g) MATURITY. This Agreement will continue in full force and effect from the Agreement Date until the termination date provided for in ITEM 6 OF THE SCHEDULE.

      (h) VOLUNTARY TERMINATION. Borrower may terminate this Agreement at any time upon 90 days' prior written notice to Lender. On the date specified in such notice, termination will be effective, so long as Borrower has paid to Lender, in same day funds, an amount equal to the aggregate principal amount of all loans outstanding on such date, together with accrued interest thereon, the originals of all letters of credit and bankers acceptances, if any, issued or created by Lender or any of its Affiliates for Borrower's account have been returned for cancellation or have been presented and paid by Borrower or other arrangements satisfactory to Lender have been made, all other Obligations outstanding and unpaid have been paid in full in cash, and Borrower has provided Lender an indemnification agreement satisfactory to Lender with respect to returned and dishonored items and such other matters as Lender shall require.

      (i) TERMINATION ON DEFAULT. Notwithstanding the foregoing, should a Default occur and be continuing, Lender will have the right to terminate this Agreement at any time without notice.

      (j) SURVIVAL. Notwithstanding termination, all the terms, conditions, and provisions hereof (including Lender's security interest in the Collateral, but excluding any obligations of Lender hereunder) will continue to be fully operative until all Obligations have been fully disposed of, concluded, paid, satisfied, and liquidated.

      (k) PAYMENTS AS LOANS. Borrower's failure to pay any amount due from Borrower under this Agreement or any other Loan Document, whether for principal, interest, fees, premiums, costs, expenses or otherwise, shall be deemed to be a request by Borrower for a loan hereunder, and Lender may charge Borrower's loan account for any such amount. Additionally, if Lender determines in its discretion that extensions of credit are necessary to protect the Collateral, Lender is hereby authorized to make such extensions of credit and charge them to Borrower's loan account.

      3. INTEREST AND FEES.

      (a) INTEREST ON LOANS. Borrower will pay Lender or, at Lender's option, Lender may charge Borrower's loan account with, interest on the average daily net principal amount of loans outstanding hereunder, calculated monthly and payable on the first day of each calendar month, at a rate (computed on the basis of the actual number of days elapsed over a year of 360 days) equal to sum of the Prime Rate plus the interest margin specified in ITEM 7 OF THE SCHEDULE. The "Prime Rate" is, at any time, the rate of interest noted in The Wall Street Journal, Money Rates section, as the "Prime Rate" (currently defined as the base rate on corporate loans posted by at least 75% of the nation's thirty (30) largest banks). In the event that The Wall Street Journal quotes more than one rate, or a range of rates, as the Prime Rate, then the Prime Rate shall mean the average of the quoted rates. In the event that The Wall Street Journal ceases to publish a Prime Rate, then the Prime Rate shall be the average of the three (3) largest U.S. money center commercial banks, as determined by Lender. The "Prime Rate" may not be the lowest or best rate at which Lender calculates interest or extends credit. Any change in the Prime Rate shall be effective for purposes of calculating interest hereunder as of the date of such change.

      (b) DEFAULT INTEREST. To the extent permitted by law and without limiting any other right or remedy of Lender hereunder, whenever there is a Default under this Agreement, the rate of interest on the unpaid principal balance of the Obligations shall, at the option of Lender, be increased by adding the default margin identified on ITEM 8 OF THE SCHEDULE to the interest rate otherwise in effect hereunder. Lender may charge such default interest rate retroactively beginning on the date the applicable Default first occurred or existed. Borrower acknowledges that: (i) such additional rate is a material inducement to Lender to make the loans described herein; (ii) Lender would not have made the loans in the absence of the agreement of Borrower to pay such additional rate; (iii) such additional rate represents compensation for increased risk to Lender that the loans will not be repaid; and (iv) such rate is not a penalty and represents a reasonable estimate of (A) the cost to Lender in allocating its resources (both personnel and financial) to the ongoing review, monitoring, administration and collection of the loans, and (B) compensation to Lender for losses that are difficult to ascertain. In the event of termination of this Agreement by either party hereto, Lender's entitlement to this charge will continue until all Obligations are paid in full.

      (c) FEES. Borrower will pay to Lender the fees set forth in ITEM 9 OF THE SCHEDULE.

      (d) NO USURY. Borrower acknowledges that Lender does not intend to reserve, charge or collect interest on money borrowed under this Agreement at any rate in excess of the rates permitted by applicable law and that, should any interest rate provided for in this Agreement exceed the legally permissible rate(s), the rate will automatically be reduced to the maximum rate permitted under applicable law. If Lender should collect any amount from Borrower which, if it were interest, would result in the interest rate charged hereunder exceeding the maximum rate permitted by applicable law, such amount will be applied to reduce principal of the Obligations or, if no Obligations remain outstanding, will be refunded to Borrower.

      (e) MONTHLY STATEMENTS. Lender will render a statement to Borrower each month for loans, payments, and other transactions pursuant to this Agreement, and such statement rendered by Lender will be binding upon Borrower (in the absence of manifest error) unless Lender is notified in writing to the contrary within 30 days after the date such statement is rendered.

      4. REPRESENTATIONS AND WARRANTIES OF BORROWER.

      (a) AUTHORITY, COMPLIANCE WITH LAWS, LITIGATION, NO MATERIAL ADVERSE CHANGE, ETC. Borrower represents and warrants to Lender that: (i) Borrower's exact legal name, type of organization, state of organization and organizational identification number are fully and accurately set forth on ITEM 10 OF THE SCHEDULE, and Borrower is duly organized and validly existing under the laws of such state of organization; (ii) the execution, delivery, and performance of this Agreement and the other Loan Documents are within Borrower's corporate powers, have been duly authorized, do not violate Borrower's constituent documents, any law or regulation, including without limitation, any law or regulation relating to occupational health and safety or protection of the environment, applicable to Borrower, or any indenture, agreement, or undertaking to which Borrower is a party or by which Borrower or Borrower's property is bound; (iii) this Agreement and the other Loan Documents to which Borrower is a party constitute valid, binding and enforceable obligations of Borrower in accordance with the terms hereof and thereof, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, moratorium or other similar laws applicable to creditors' rights generally or by generally applicable equitable principles affecting the enforcement of creditors' rights;
(iv) Borrower has no subsidiaries or other investments in other Persons, except as set forth on ITEM 11 OF THE SCHEDULE; (v) Borrower is in compliance in all material respects with all laws, rules and regulations applicable to Borrower, including laws, rules or regulations concerning the environment, occupational health and safety and pensions or other employee benefits, and including all applicable insurance, laws and regulations; (vi) except as set forth on ITEM 12 OF THE SCHEDULE, there is no litigation or investigation pending against Borrower (or, so far as Borrower is aware, threatened) which, if it were decided adversely to Borrower, could reasonably be expected to have a material adverse effect on Borrower, Borrower's financial or operational condition or Borrower's prospects (taking into account any insurance coverage that has been acknowledged by the insurer); (vii) other than (A) debt that is to be repaid from the proceeds of the first advance hereunder, (B) the Oak Street Obligations, and (C) as set forth on ITEM 13 OF THE SCHEDULE. Borrower is not indebted to any other Person for money borrowed, nor has Borrower issued any guaranty of payment or performance by any other Person; (viii) since the date of the financial statements of Borrower most recently delivered to Lender, there has been no material adverse change in Borrower's business, Borrower's financial or operational condition or Borrower's business prospects; and (ix) Borrower is, and after giving effect to the initial loans under this Agreement and the application of the proceeds of such loans Borrower will be, solvent and has sufficient revenues to pay Borrower's obligations as they come due and adequate capital with which to conduct Borrower's business.

      (b) TITLE TO ASSETS, OTHER COLLATERAL MATTERS. Borrower represents and warrants to Lender that: (i) Borrower has good and marketable title to the Collateral, free of all Liens except for Permitted Liens, and no financing statement, mortgage, notice of Lien, deed of trust, security agreement, or any other agreement or instrument creating or giving notice of any Lien against any of the Collateral has been signed, authorized or delivered by Borrower, except in Lender's favor or with respect to Permitted Liens; (ii) with regard to each Commission, except as set forth on a Borrowing Base Certificate including such
Commission: (A) the Insurance Policy and Agency Agreement shall be in full force and effect; and (B) no dispute with the Insurance Company or the Policy Holder will exist in any respect, including, without limitation, disputes as to price, terms, or warranties, and claims of set-off, release from liability or defense based upon any act of God or a public enemy or war or because of the requirements of law or of rules, orders, or regulations having the force of law;
(iii) all Insurance Policies meet all applicable governmental standards and comply with applicable laws; (iv) Borrower has all necessary licenses and governmental approvals (including insurance licenses) necessary or appropriate to operate Borrower's business in each state in which Borrower does business;
(v) all Equipment is in good condition and state of repair, ordinary wear and tear excepted; (vi) in the past five years, except as set forth on ITEM 14 OF THE SCHEDULE (A) Borrower has not used any other legal, trade or fictitious names, and (B) Borrower has not been a party to any merger or purchased assets from any other Person other than in the ordinary course of business; and (vii) each of Borrower's chief executive office and principal place of business, all Inventory, all Equipment, all books and records and all other Collateral is located at the addresses (including the county) set forth on ITEM 15 OF THE SCHEDULE and has not been located at any other location during the five year period prior to the Agreement Date.

      (c) OWNERSHIP STRUCTURE. Borrower represents and warrants that ITEM 16 OF THE SCHEDULE accurately describes the ownership of Borrower's outstanding capital stock.

      (d) AGENCY AGREEMENTS. Borrower has provided to Lender a true, correct and complete copy of the Agency Agreements existing as of the Agreement Date which represent at least 75% of Borrower's Commission revenue for the one-year period immediately preceding the Agreement Date, together with all amendments thereto. Each such Agency Agreement is in full force and effect and no default or event of default exists by Borrower or the Insurance Company party thereto.

      (e) ADDITIONAL REPRESENTATIONS. Borrower represents and warrants to Lender that: (i) Borrower is not engaged as one of Borrower's principal activities in owning, carrying or financing the purchase or ownership by others of "margin stock" (as defined in Regulation U of the Board of Governors of the Federal Reserve System); (ii) Borrower owns no real property and leases no real property other than as listed on ITEM 17 OF THE SCHEDULE; (iii) a true, correct and complete list of any warehousemen, processors, consignees or other bailees with possession or control of any Inventory is set forth on ITEM 17 OF THE SCHEDULE; and (iv) a list and brief description of all bank accounts maintained by Borrower with any bank or financial institution is set forth on ITEM 18 OF THE SCHEDULE.

      5. COLLATERAL.

      (a) GRANT OF SECURITY INTEREST. To induce Lender to accept this Agreement and to make loans to Borrower from time to time pursuant to its terms, Borrower hereby grants to Lender, for itself and as agent for any Affiliate of Lender, a security interest in, and assigns, mortgages and pledges to Lender, for itself and as agent for any Affiliate of Lender, all of

Borrower's right, title and interest in and to all of Borrower's property, whether real or personal, tangible or intangible, now owned or existing or hereafter acquired or arising, including all of the following (collectively, the "Collateral"):

      (i) all Accounts, Inventory, Equipment, Goods, General Intangibles and Negotiable Collateral;

      (ii) all investment property, securities and securities accounts and financial assets, as well as all bank and depository accounts;

      (iii) all chattel paper (whether tangible or electronic) and contract rights (including all of Borrower's rights to receive Commissions under all Agency Agreements);

      (iv) all guaranties, collateral, Liens on real or personal property, leases, letters of credit, letter-of-credit rights, supporting obligations, and all other rights, agreements, and property securing or relating to payment of Accounts or any other Collateral;

      (v) all documents, books and records relating to any Collateral or to Borrower's business;

      (vi) all other property of Borrower's now or hereafter in the possession or control of Lender or any of Lender's Affiliates (including cash, money, credits and balances of Borrower held by or on deposit with Lender or any Affiliate of Lender);

      (vii) all other assets of Borrower or any guarantor of the Obligations in which Lender receives a security interest to secure all or part of the Obligations or which hereafter come into the possession, custody or control of Lender or any Affiliate of Lender;

      (viii) all of Borrower's commercial tort claims listed on (A) ITEM 19 OF THE SCHEDULE (which Borrower represents and warrants is a true, accurate and complete list of all of Borrower's commercial tort claims as of the Agreement Date) or (B) any other writing provided to Lender pursuant to
      SECTION 7(G); and

      (ix) all proceeds and products of all of the foregoing in any form, including amounts payable under any policies of insurance insuring all or any of the foregoing against loss or damage, all parts, accessories, attachments, special tools, additions, replacements, substitutions and accessions to or for all or any of the foregoing, all condemnation or requisition payments with respect to all or any of the foregoing and all increases and profits received from all or any of the foregoing.

      (b) OBLIGATIONS. Such grant, assignment, mortgage and transfer is made for the purpose of securing and the Collateral secures and will continue to secure all of the Obligations.

      6. FINANCIAL COVENANTS. Borrower shall comply with each of the financial covenants set forth on ITEM 20 OF THE SCHEDULE.

         7.       COLLATERAL COVENANTS

         (a) ACCOUNTS. Borrower will notify Lender promptly of and settle all disputes with each Customer and Policy Holder, but, if Lender so elects while a Default exists, Lender will have the right at all times to settle, compromise, adjust, or litigate all such disputes directly with the Customer, Policy Holder or other complainant upon such terms and conditions as Lender deems advisable without incurring liability to Borrower for Lender's performance of such acts. All of Borrower's books and records concerning Commissions and other Accounts and a copy of Borrower's general ledger will be maintained at one or more of the locations set forth on ITEM 15 OF THE SCHEDULE. All Commissions included on any Borrowing Base Certificate will be, except as indicated on such Borrowing Base Certificate or subsequently in writing to Lender, bona fide and existing obligations of Insurance Companies arising out of the issuance of Insurance Policies in the ordinary course of Borrower's business, owned by and owing to Borrower without defense, setoff or counterclaim, and will be subject to a perfected, first-priority security interest in Lender's favor and will be free and clear of all other Liens (other than a junior Lien in favor of Oak Street). Borrower shall not permit any Commission to be included as an "Eligible Insurance Commission" under the Oak Street Credit Agreement at the same time that such Commission is included as an Eligible Commission hereunder. Borrower acknowledges and agrees that Oak Street and Lender will be advancing loans against the value of similar types of Collateral, and Borrower agrees to provide such information as Lender and/or Oak Street may request from time to time in order to confirm that neither Lender nor Oak Street is making loan advances against the value of a Commission in which such lender does not have a first-priority security interest.

(b) INVENTORY. All Inventory will at all times be located at one of the Inventory locations set forth on ITEM 15 OF THE SCHEDULE as the current location of Borrower's chief executive office or a current location of other Collateral, will be subject to a perfected, first-priority security interest in Lender's favor and will be free and clear of all other Liens, other than Permitted Liens. Sales of Inventory will be made in compliance with all material requirements of applicable law.

(c) EQUIPMENT. Borrower will maintain all Equipment used or useful in Borrower's business in good and workable condition, ordinary wear and tear excepted, subject to a perfected, first-priority security interest in Lender's favor and free and clear of all other Liens (other than Permitted Liens), at one of the locations set forth on ITEM 15 OF THE SCHEDULE as the current location of Borrower's chief executive office or a current location of other Collateral.

(d) DEFENSE OF TITLE. All Collateral will at all times be owned by Borrower, and Borrower will defend Borrower's title to the Collateral against the claims of third parties. Borrower will at all times keep accurate and complete records of the Collateral.

(e) PERFECTION; FURTHER ASSURANCES. Borrower will give Lender at least 30 days' prior written notice of any change in Borrower's name, state of organization or organizational identification number, any change in the location of Borrower's principal place of business or chief executive office, any change in the locations of Borrower's Inventory or Equipment and any acquisition by Borrower of any interest in real property. Borrower will, at Borrower's expense, promptly execute and deliver from time to time at Lender's request and pay the costs of filing such additional financing statements, mortgages, or other evidences of Liens as may be necessary or desirable to perfect or continue perfection of Lender's security interest in Borrower's property or, at Lender's request, to create and perfect a Lien on newly acquired real property. Borrower will use all reasonable efforts to obtain from any landlord, warehouseman, or other third party operator of premises on which any Collateral is located an acceptable Lien waiver or subordination agreement in Lender's favor with respect to such Collateral. All Collateral is and will continue to be, except as expressly consented to by Lender, personal property and will not, by reason of attachment or connection to any realty, either become or be deemed to be a fixture or appurtenance to such realty and will at all times be readily removable without material damage to any realty. In the event that any Collateral, including proceeds, is evidenced by or consists of Negotiable Collateral, Borrower shall, immediately upon written request therefor from Lender (but subject to the rights of Oak Street under the Oak Street Intercreditor Agreement), endorse and assign such Negotiable Collateral over to Lender and deliver actual physical possession of the Negotiable Collateral to Lender. Borrower shall at any time and from time to time take such steps as Lender may request for Lender (i) to obtain an acknowledgment, in form and substance satisfactory to Lender, of any bailee having possession of any of the Collateral that such bailee holds such Collateral for Lender, (ii) to obtain "control" of any investment property, deposit accounts, letter-of-credit rights or electronic chattel paper in accordance with Article 9 of the UCC, with any agreements establishing control to be in form and substance satisfactory to Lender, and (iii) otherwise to insure the continued perfection and priority of Lender's security interest in any of the Collateral and of the preservation of its rights therein.

(f) INSURANCE. Borrower will obtain and maintain in full force and effect insurance covering the Collateral against all risks to which the Collateral is exposed, including loss, damage, fire, theft, and all other such risks, in such amounts, with such companies, under such policies and in such form as will be satisfactory to Lender, which policies will name Lender as an additional insured and provide that loss thereunder will be payable to Lender as Lender's interests may appear upon a loss payee endorsement acceptable to Lender. All proceeds of any such insurance will be paid over to Lender directly, and Lender may apply such proceeds to payment of the Obligations, whether or not due, in such order of application as Lender determines or, in Lender's sole discretion, apply such proceeds, in whole or in part, to the replacement, restoration or rebuilding of the lost or damaged property. Borrower will provide to Lender from time to time certificates showing such coverage in effect and, at Lender's request, the underlying policies.

(g) COMMERCIAL TORT CLAIMS. If Borrower shall at any time acquire a commercial tort claim, Borrower shall immediately notify Lender in a writing signed by Borrower of the details thereof and grant to Lender in such writing a security interest therein and in the proceeds thereof, all upon the terms of this Agreement, with such writing to be in form and substance satisfactory to Lender.

(h) FINANCING STATEMENTS. Lender may at any time and from time to time file financing statements, continuation statements and amendments thereto that describe the Collateral as "all assets" of Borrower or words of similar effect and which contain any other information required by Part 5 of Article 9 of the UCC for the sufficiency or filing office acceptance of any financing statement, continuation statement or amendment, including whether Borrower is an organization, the type of organization and any organization identification number issued to Borrower. Borrower agrees to furnish any such information to Lender promptly upon request. Any such financing statements, continuation statements or amendments may be signed by Lender on behalf of Borrower or filed by Lender without the signature of Borrower and may be filed at any time in any jurisdiction. Borrower acknowledges that it is not authorized to file any financing statement or amendment or termination statement with respect to any financing statement naming Borrower as the debtor and Lender as the secured party without the prior written consent of Lender, and Borrower agrees that it shall not do so without the prior written consent of Lender.

         8.       NEGATIVE COVENANTS.

         (a) NO MERGER. Borrower will not merge or consolidate with any other Person or sell, transfer, lease, abandon, or otherwise dispose of a substantial portion of Borrower's assets or any of the Collateral or any interest therein, except that, so long as no Default has occurred and is continuing, Borrower may sell Inventory in the ordinary course of Borrower's business.

         (b) NO DEBT OR LIENS; TAXES. Borrower will not obtain or attempt to obtain from any Person other than Lender any loans, advances, or other financial accommodations or indebtedness of any kind, nor will Borrower enter into any direct or indirect guaranty of any obligation of another Person, other than (i) Subordinated Debt, (ii) the Oak Street Obligations in an aggregate principal amount not to exceed $15,000,000, and (iii) indebtedness in connection with purchase money security interests constituting Permitted Liens (and capital leases) not to exceed, in aggregated principal amount, the amount set forth on
ITEM 21 OF THE SCHEDULE at any one time outstanding. Borrower will not permit any of Borrower's assets to be subject to any Lien other than Permitted Liens. Borrower shall pay when due (or before the expiration of any extension period) any tax or other assessment (including all required payments or deposits with respect to withholding taxes), and Borrower will, upon request by Lender, promptly furnish Lender with proof satisfactory to Lender that Borrower has made such payments and deposits.

         (c) NO DISTRIBUTIONS. Borrower will not retire, repurchase or redeem any of Borrower's capital stock or other ownership interest in Borrower, nor declare or pay any dividend in cash or other property (other than additional capital stock) to Parent or any other owner or holder of any of Borrower's capital stock.

         (d) NO ERISA LIABILITIES. Borrower will make timely payments of all contributions required to meet the minimum funding standards for Borrower's employee benefit plans subject to the Employee Retirement Income Security Act of 1974 (as amended, "ERISA") and will promptly report to Lender the occurrence of any reportable event (as defined in ERISA) and any giving or receipt by Borrower of any governmental notice (other than routine requests for information) in respect of any such plan.

         (e) TRANSACTIONS WITH AFFILIATES. Borrower will not engage in any transaction with any of Borrower's officers, directors, employees or other Affiliates, except for an "arms-length" transaction on terms no less favorable to Borrower than would be granted to Borrower in a transaction with a Person who is not an Affiliate, which transaction shall be approved by Borrower's disinterested directors and shall be disclosed in a timely manner to Lender prior to the consummation of the transaction.

         (f) LOANS/INVESTMENTS. Borrower will not make any loans or advances to or extend any credit to any Person except (i) the extension of trade credit in the ordinary course of business; and (ii) advances to employees not to exceed an aggregate outstanding amount of $10,000 at any one time outstanding for all employees. Borrower shall not purchase, acquire or otherwise invest in any Person except: (A) existing investments in Borrower's subsidiaries described on ITEM 11 OF THE SCHEDULE; (B) direct obligations of the United States of America maturing within one year from the acquisition thereof; (C) certificates of deposit issued by, or investment accounts in, banks or financial institutions having a net worth of not less than $50,000,000; and (D) commercial paper rated A-1 by Standard & Poor's Ratings Group or P-1 by Moody's Investors Service, Inc. Without limiting the generality of the foregoing, Borrower shall not (y) create any new subsidiary, or (z) make any acquisition of any other Person, purchase any all or substantially all of the assets of any other Person or purchase any insurance policies or any "expirations" with respect to any insurance policies from any other Person unless Lender has consented thereto in writing and such acquisition otherwise constitutes a Permitted Acquisition.

         (g) CAPITAL EXPENDITURES. Borrower and Parent, on a consolidated basis, shall not make or incur capital expenditures in an aggregate amount in excess of the amount set forth on ITEM 22 OF THE SCHEDULE during any fiscal year.

         (h) OAK STREET LOAN DOCUMENTS. Borrower shall not amend, restate or otherwise modify the Oak Street Credit Agreement or any other Oak Street Loan Document without the prior written consent of Lender; provided, however, that Borrower may amend the Oak Street Loan Documents without the consent of Lender in order to increase the maximum principal amount of indebtedness thereunder to an amount not to exceed Fifteen Million Dollars ($15,000,000).

         9.       REPORTING AND INFORMATION.

         (a) FINANCIAL STATEMENTS. Borrower will submit to Lender as soon as available, and in any case not later than 30 days after the end of each month, on a consolidated and consolidating basis for Borrower and Parent, balance sheets and detailed statements of profit and loss, prepared in accordance with GAAP, certified by Borrower's Chief Executive Officer as presenting fairly, in accordance with GAAP, Borrower's and Parent's financial condition as of the last day of such month and Borrower's and Parent's results of operations for such month and for the portion of Borrower's and Parent's fiscal year ending with such month. Borrower will also submit to Lender annual financial statements, on a consolidated and consolidating basis for Borrower and Parent, within 90 days after the end of each fiscal year, including a balance sheet and the related statement of profit and loss and owners' equity, prepared in accordance with the requirements set forth on ITEM 23 OF THE SCHEDULE. Borrower will also submit to Lender annually at least 60 days prior to Borrower's fiscal year end forecasted financial statements for the upcoming fiscal year on a consolidated and consolidating basis for Borrower and Parent, containing a projected balance sheet and profit and loss statement. Together with each monthly and annual financial statement, Borrower will deliver to Lender the certification of Borrower's Chief Executive Officer in the form of Exhibit B attached hereto to the effect that Borrower is in compliance with the terms and conditions of this Agreement, and setting forth in detail the calculation of all financial covenants, or, if Borrower is not in compliance, describing the nature of any noncompliance and the steps Borrower is taking or proposes to take to remedy the same.

         (b) COLLATERAL REPORTS. Concurrent with the execution of this Agreement by Borrower and concurrent with each request for a loan pursuant to
SECTION 2(a), but no less frequently than as required by ITEM 24 OF THE SCHEDULE, Borrower shall deliver to Lender a fully completed Borrowing Base Certificate certified by the Chief Executive Officer of Borrower as being true and correct. Concurrent with the delivery of each such Borrowing Base Certificate, Borrower shall provide a written report to Lender of all materially significant returns, disputes and claims, together with sales and other reports relating to the Accounts as required by Lender. Borrower shall deliver to Lender within fifteen (15) days after the end of each month a report, reflecting the status as of the end of each month and certified by the Chief Executive Officer of Borrower as being true and correct, containing (i) a current detailed schedule (which may be electronic so long as it is in a format reasonably accessible by Lender) of all Insurance Policies and the Commissions payable in connection therewith, segregated based on whether the Insurance Company is a Level 1 Insurance Company, a Level 2 Insurance Company or otherwise, and whether the Insurance Policy constitutes a Group One Policy or a Group Two Policy or otherwise, (ii) a schedule detailing new Insurance Policies issued, Insurance Policies which have been renewed, Insurance Policies which have expired and which not been renewed and Insurance Policies which have been cancelled since the last such report, segregated based on whether the Insurance Company is a Level 1 Insurance Company, a Level 2 Insurance Company or otherwise, and whether the Insurance Policy constitutes a Group One Policy or a Group Two Policy or otherwise, (iii) a summary of the retention and loss rates for Insurance Companies representing at least 85% of Borrower's revenue from Commissions, (iv) a current detailed aging, by total and by vendor, of Borrower's accounts payable, (v) a copy of all material correspondence relating to Insurance Policies, Commissions and/or any other Collateral (e.g., terminations of or amendments to Agency Agreements, decreases in Commissions payable to Borrower and errors and omissions claims), and (vi) a schedule detailing all amounts received by Borrower directly from Policy Holders (as opposed to Insurance Companies), which schedule shall set forth the amounts allocated to premiums and to Commissions, all of which shall be set forth in a form and shall contain such information as is acceptable to Lender. At Lender's request, Borrower shall deliver such information more or less often than described above and such other information with respect to the Collateral, Borrower or Borrower's business or financial condition as Lender may reasonably request.

         (c) ELECTRONIC COMMISSION STATEMENTS. To the extent not prohibited by applicable law or by the applicable Insurance Company, Borrower will grant Lender direct access to any electronic Commission statements furnished by any Insurance Company, and Borrower will provide Lender with any passwords or other information necessary to obtain such access. If electronic Commission information is not available from any Insurance Company, then Borrower shall furnish to Lender such financial information, including original (manual) Commission statements and/or electronic Commission statements as made available to Borrower from such Insurance Company from time to time.

         (d) AGENCY AGREEMENTS. Borrower will notify Lender as promptly as possible of the termination of any material Agency Agreement or any material amendment thereto and any material change in Commissions payable to Borrower thereunder.

         (e) OBLIGOR FINANCIALS. Within ninety days after each fiscal year-end, Borrower will cause each Obligor to deliver to Lender a financial statement as of such year-end, in such form as Lender may reasonably request.

         (f) OAK STREET. Borrower will promptly (i) notify Lender of any loan requested by Borrower from Oak Street, (ii) notify Lender of any default or event of default by Borrower under any Oak Street Loan Document and provide Lender with a copy of any correspondence to or from Oak Street in connection therewith, (iii) provide Lender with a copy of each borrowing base certificate and compliance certificate submitted to Oak Street, (iv) provide Lender with a copy of each statement for the Oak Street Obligations, and (v) provide Lender with such other information as Lender may reasonably request from time to time with respect to the Oak Street Loan Documents and the Oak Street Obligations.

         (g) OTHER INFORMATION. Borrower will notify Lender as promptly as possible of any Default, any receipt by Borrower of notice from any governmental authority that Borrower has or may have violated any law, rule or regulation applicable to Borrower or the terms or conditions of any permit or license Borrower holds or is required to hold in connection with the conduct of Borrower's business, any amendment to Borrower's constituent documents, any change in Borrower's management or ownership, and the commencement of any material litigation, claim or action against Borrower.

         10.      INSPECTION RIGHTS; EXPENSES; ETC.

         (a) INSPECTION. Lender may examine and make copies of Borrower's records, the Collateral and all other assets of Borrower or any portion thereof, wherever located, and may enter upon Borrower's premises for such purposes, without notice, during business hours. Borrower will assist Lender in whatever way necessary to make each such examination. Lender may discuss Borrower's financial condition with Borrower's independent accountants without liability to Lender or such accountants.

         (b) APPRAISALS. Lender or its designees may conduct appraisals of the Insurance Policies, the Expirations and the other Collateral from time to time at the expense of Borrower. Borrower agrees to provide such access and information with respect to such appraisals as may be reasonably requested by Lender, and Borrower agrees to take such action or provide such other cooperation as Lender may reasonably request in connection with such appraisals. Borrower acknowledges and agrees that Lender may adjust the advance rates set forth in the definition of "Borrowing Base" upward or downward in its discretion based on the results of such appraisals, and Borrower agrees to promptly repay the Obligations to the extent any overadvance results therefrom. The foregoing sentence shall not be deemed to limit any of Lender's other rights hereunder, including Lender's right to establish reserves in its discretion or to adjust the advance rates set forth in the definition of "Borrowing Base" while a Default exists.

         (c) PERFORMANCE BY LENDER. Lender may, from time to time at Lender's option, perform any agreement of Borrower's hereunder which Borrower fails to perform and take any other action which Lender deems necessary for the maintenance or preservation of any of the Collateral or Lender's interest therein, and Borrower agrees to reimburse Lender immediately on demand for all of Lender's expenses in connection with the foregoing (including, without being limited to, reasonable fees and expenses of legal counsel), together with interest thereon at the default rate of interest provided for herein from the date any such expense is incurred until reimbursed by Borrower.

         (d) FIELD EXAMINATIONS; INSPECTIONS. Lender shall have the right without hindrance or delay to conduct field examinations to inspect the Collateral, Borrower's books and records and all other aspects of Borrower's business. Borrower agrees to pay for such examinations as more fully described on ITEM 25 OF THE SCHEDULE. Lender shall have full access to all records available to Borrower from any credit reporting service, bureau or similar service and shall have the right to examine and make copies of any such records. Lender may exhibit a copy of this Agreement to such service and such service shall be entitled to rely on the provisions hereof in providing access to Lender as provided herein.

         11. RIGHTS OF SETOFF, APPLICATION OF PAYMENTS, ETC. Lender will be entitled to hold or set off all sums and all other property of Borrower at any time to Borrower's credit or in Lender's possession (or the possession of any of Lender's Affiliates) by pledge or otherwise or upon or in which Lender may have a Lien, as security for any and all of the Obligations. Lender will have the right and is hereby irrevocably authorized and directed to charge to Borrower's account the amounts of any and all such Obligations. Recourse to the Collateral or other security for the Obligations will not at any time be required and Borrower hereby waives any right of marshalling Borrower may have. Borrower's obligation to pay or repay the Obligations is unconditional. Borrower agrees that Lender may take such action with regard to the custody and collection of Accounts assigned to Lender as Lender may deem necessary. Borrower agrees that failure to take any action with regard to any given Account will not be unreasonable until and unless Lender receives a written request for specific action from Borrower with regard thereto and fails to respond thereto within a commercially reasonable time. Borrower irrevocably waives the right to direct the application of any and all payments and collections at any time or times hereafter received by Lender from or on behalf of Borrower (including any rights Borrower may have under Section 13-4-42 of the Official Code of Georgia), and Borrower hereby irrevocably agrees that Lender shall have the continuing exclusive right to apply and reapply any and all such payments and collections received at any time or times hereafter by Lender or its agent against the Obligations, in such manner and in such order as Lender may deem advisable.

         12. ATTORNEY-IN-FACT. Borrower hereby appoints and constitutes Lender as Borrower's attorney-in-fact: (a) at any time, (i) to endorse Borrower's name upon any notes, acceptances, checks, drafts, money orders, and other evidences of payment that come into Lender's possession and to deposit or otherwise collect the same; (ii) to send verifications of Accounts to Customers; and (iii) to execute in Borrower's name any financing statements, affidavits and notices with regard to any and all Lien rights; and (b) while any Default exists, (i) to receive, open, and dispose of all mail addressed to Borrower;
(ii) to notify the postal
authorities to change the address and delivery of mail addressed to Borrower to such address as Lender may designate; (iii) to sign Borrower's name on any invoice or bill of lading relating to the Collateral, on drafts against Customers, and notices to Customers; (iv) to sign Borrower's name on any correspondence or instructions to any Insurance Company in order to cause such Insurance Company to pay Commissions directly to Lender; (v) to sign Borrower's name on any correspondence or instructions necessary to sell or otherwise realize upon the Expirations or any other Collateral, and (vi) to do all other acts and things necessary to carry out this Agreement. All acts of said attorney-in-fact are hereby authorized, ratified and approved, and said attorney-in-fact will not be liable for any errors or mistake of fact or law. This power, being coupled with an interest, is irrevocable while any of the Obligations remain unpaid or Lender has any commitment to Borrower under this Agreement or otherwise.

         13.      DEFAULTS AND REMEDIES.

         (a) DEFAULTS. For purposes of this Agreement, "Default" means the occurrence of any of the following events: (i) non-payment when due of any amount payable on any of the Obligations or breach of any covenant or failure to perform any agreement or failure to meet any of Borrower's obligations contained herein, in any other Loan Document or in any agreement out of which any of the Obligations arose; (ii) non-payment when due of the premium on any insurance policy required to be maintained hereunder; (iii) any statement, representation, or warranty made in writing in this Agreement or in any other writing or statement at any time furnished or made by Borrower to Lender proves to have been untrue in any material respect as of the date furnished or made; (iv) any default by Borrower or Parent under (A) any Oak Street Loan Document, (B) any other agreement for borrowed money, or (C) any other agreement involving more than the amount set forth on ITEM 26 OF THE SCHEDULE; (v) suspension of the operation of Borrower's or Parent's present business; (vi) Borrower, Parent, any Support Party or any other Person primarily or secondarily, directly or indirectly, liable on any of the Obligations, including, but not limited to, any guarantor thereof (individually an "Obligor" and collectively, the "Obligors"), becomes insolvent or unable to pay its debts as they mature, or admits in writing that it is insolvent or unable to pay its debts, makes an assignment for the benefit of creditors, makes a conveyance fraudulent as to creditors under any state or federal law, or a proceeding is instituted by or against any Obligor alleging that such Obligor is insolvent or unable to pay debts as they mature, or a petition under any provision of Title 11 of the United States Code, as amended, is filed by or against any Obligor, and in the case of any such involuntary proceeding, such proceeding continues undismissed or unstayed for 30 consecutive calendar days or any order granting the relief requested shall be entered; (vii) entry of any judgment in excess of the amount set forth on ITEM 27 OF THE SCHEDULE against any Obligor or creation, assertion, or filing of any judgment or tax Lien against the property of any Obligor, in each case which remains undischarged for 10 days after such entry or filing, unless such Obligor has provided evidence satisfactory to Lender in Lender's discretion that such Obligor has set aside adequate cash reserves to fully satisfy such judgment or tax Lien, including any interest and penalties with respect thereto; (viii) death of any Obligor who was a natural person, or death or withdrawal of any partner of any Obligor which is a partnership, or dissolution, merger, or consolidation of any Obligor which is a corporation, partnership or limited liability company; (ix) transfer of a substantial part (determined by market value) of the property of any Obligor; (x) sale, transfer or exchange, either directly or indirectly, of a controlling stock or equity ownership interest of any

Obligor; (xi) termination, unenforceability or withdrawal of any guaranty or support agreement for or with respect to the Obligations, or failure of any Obligor to perform any of its obligations under such a guaranty or support agreement or assertion by any Obligor that it has no liability or obligation under such guaranty or support agreement; (xii) appointment of a receiver for the Collateral or for any other property in which Borrower has an interest;
(xiii) seizure of any Collateral by any Person other than Lender; (xiv) any person identified on ITEM 28 OF THE SCHEDULE shall for any reason cease to hold the office of Borrower or Parent set forth opposite such person's name on ITEM 28 OF THE SCHEDULE and a replacement satisfactory to Lender shall not be appointed within 60 days; (xv) the occurrence of any act, omission, event or circumstance which has or could reasonably be excepted to have a materially adverse effect on Borrower or any other Obligor; (xvi) payment by Borrower on any Subordinated Debt in violation of the applicable subordination agreement;
(xvii) Parent shall cease to own 100% of the outstanding capital stock of Borrower; (xviii) the Oak Street Intercreditor Agreement (or any material portion thereof) shall be ineffective or unenforceable, or Oak Street shall assert any such ineffectiveness or unenforceability, or any dispute, conflict or disagreement shall arise between Lender and Oak Street with respect to Borrower, Parent or any Collateral (including the relative priorities of Lender and Oak Street therein), or (xix) the Pension Benefit Guaranty Corporation or the Department of Labor commences proceedings under ERISA to terminate any of Borrower's employee pension benefit plans.

         (b)      REMEDIES. If a Default occurs and is continuing:

                  (i) Lender may, without demand or notice to Borrower, terminate Lender's commitment, if any, to make loans or to extend other financial accommodations to Borrower, and may declare the entire principal amount of all loans outstanding hereunder, all interest thereon, any unpaid fees and all other Obligations of any kind or nature to be, and thereupon the same will immediately become, due and payable in full; and, in the event of a Default described under clause (vi) of SECTION 13(a), such termination and acceleration shall automatically occur without any notice, demand or presentment of any kind. Borrower agrees to deposit with Lender a cash sum equal to the amount of letters of credit and acceptances issued or guaranteed by Lender or any Affiliate of Lender which have not been drawn upon or matured, which funds will be used to reimburse Lender or such Affiliate of Lender upon drawing under any letter of credit or maturity of any acceptances.

                  (ii) Lender may decrease the advance rates set forth in the definition of "Borrowing Base" in Lender's discretion.

                  (iii) Lender or Lender's designee may notify Customers (including any Insurance Company and any Policy Holder) that the Accounts (including the Commissions) have been assigned to Lender and that Lender has a security interest therein, collect them directly, and charge the collection costs and expenses to Borrower's loan account.

                  (iv) Without notice to or demand upon Borrower or any other Person, Lender may make such payments and do such acts as Lender considers necessary or reasonable to protect its security interest in the Collateral. Borrower authorizes Lender to enter each premises where any Collateral is located, take and maintain possession of the Collateral, or any part of it, and to pay, purchase, contest or compromise any Lien which in Lender's opinion appears to be prior or superior to its security interest and to pay all expenses incurred in connection therewith.

                  (v) Lender may ship, reclaim, recover, store, finish, maintain, repair, prepare for sale, advertise for sale and sell the Collateral. Any such sale may be either a public or private sale, or both, by way of one or more contracts or transactions, for cash or on terms. It is not necessary that the Collateral be present at any such sale.

                  (vi) Lender may cause incoming telephone calls and electronic mail to Borrower's customer service center(s) to be re-directed to Lender or its designee.

                  (vii) Lender may, without notice to Borrower except as expressly provided herein, at Lender's option, exercise any of the remedies available to Lender as a secured party under the Uniform Commercial Code as in effect in any applicable jurisdiction, or otherwise available to Lender under applicable law. Borrower agrees, upon Default, to cease the sale or other disposition of the Collateral, except with Lender's prior written consent, and to assemble at Borrower's expense all the Collateral at a convenient place acceptable to Lender and, within three Business Days of Lender's request, provide Lender with the original of all Agency Agreements. Lender may charge to Borrower's loan account and Borrower will pay Lender upon demand all costs and expenses, including reasonable attorneys' fees (including fees of attorneys that are regular salaried employees of Lender or any of its Affiliates), in connection with: (A) the liquidation of any Collateral; (B) obtaining or enforcing payment of the Obligations; (C) the settlement, adjustment, compromise, or litigation of Customer disputes; or (D) the prosecution or defense of any action or proceeding either against Lender or against Borrower concerning any matter growing out of or in connection with this Agreement and/or any Collateral and/or any Obligations. If at any time Lender pays any state, city, local, federal, or other tax or levy attributable to the Collateral, Borrower will repay to Lender the amount of tax so paid by Lender. Borrower agrees that Lender may apply any proceeds from disposition of the Collateral first to satisfy obligations secured by Liens prior to Lender's security interest. Borrower will remain liable and will pay on demand any deficiencies arising upon the liquidation of any Collateral held by Lender.

         (c) NOTICES. If any notice of intended disposition of the Collateral or of any other act by Lender is required by law and a specific time period is not stated therein, such notice, if given five days before such disposition or act, in accordance with the provisions of Section 15(a), will be deemed reasonably and properly given.

         (d) LICENSE. Borrower hereby grants to Lender a license or other right to use, without charge, Borrower's labels, patents, copyrights, rights of use of any name, trade secrets, trade names, trademarks and advertising matter, or any property of a similar nature, as it pertains to the Collateral, in completing production of, advertising for sale and selling any Collateral and Borrower's rights under all licenses, and all franchise agreements shall inure to Lender's benefit.

         (e) REMEDIES CUMULATIVE. Lender's rights and remedies under this Agreement and all other Loan Documents shall be cumulative. Lender shall have all other rights and remedies not inconsistent herewith as provided under the UCC, by law, or in equity. No exercise by Lender of one right or remedy shall be deemed an election, and no waiver by Lender of any default on Borrower's part shall be deemed a continuing waiver. No delay by Lender shall constitute a waiver, election or acquiescence by it.

         14. INDEMNIFICATION. Borrower agrees to defend, indemnify, and hold harmless Lender and Lender's directors, officers, employees, Affiliates, representatives, attorneys and agents (each an "Indemnified Person") from and against any and all penalties, fines, liabilities, damages, costs, or expenses of whatever kind or nature asserted against any such Indemnified Person, arising out of, or in any way related to this Agreement or any other Loan Document, or the transactions contemplated hereby or thereby, including by reason of the violation of any law or regulation relating to the protection of the environment or the presence, generation, disposal, release, or threatened release of any hazardous materials in connection with Borrower's business on, at or from any property at any time owned or operated by Borrower, including, without limitation, reasonable attorneys' and consultants' fees, investigation and laboratory fees, court costs, and litigation expenses actually incurred; provided, however, that Borrower shall not be required to indemnify any Indemnified Person for any such penalties, fines, liabilities, damages, costs, or expenses arising from the gross negligence or willful misconduct of such Indemnified Person. Without limiting the foregoing, Borrower represents and warrants that there has been no loan broker or investment banker involved in connection with the transactions contemplated hereby other than GVC Financial Services, LLC, and Borrower agrees to indemnify and hold Lender harmless from any claim of compensation payable to GVC Financial Services, LLC and any other loan broker or investment banker in connection with the transactions contemplated hereby.

         15.      GENERAL PROVISIONS.

         (a) NOTICES. Except as specifically provided in this Agreement or in any of the other Loan Documents, all notices and communications hereunder and thereunder will be in writing or by telephone subsequently confirmed in writing. Notices in writing will be delivered personally or sent by overnight courier service, by certified or registered mail, postage pre-paid, or by facsimile transmission and will be deemed received, in the case of personal delivery, when delivered; in the case of overnight courier service, on the next Business Day after delivery to such service; in the case of mailing, on the fourth Business Day after mailing; and, in the case of facsimile transmission, upon transmittal if confirmed by the sender's facsimile device; provided that in the case of notices to Lender, Lender will be charged with knowledge of the contents thereof only when such notice is actually received by Lender. A telephonic notice to Lender as understood by Lender will be deemed to be the controlling and proper notice in the event of a discrepancy with or failure to receive a confirming written notice. Notices to Lender or Borrower will be sent to the addresses set forth on ITEM 29 OF THE SCHEDULE, or any other address for either of Borrower or Lender of which the other is notified by like notice.

         (b) GOVERNING LAW. This Agreement will be governed by and construed and enforced according to the laws of the State of Georgia.

         (c) NO WAIVER. No waiver hereunder will be valid unless in writing signed by Lender and then only to the extent therein stated. No delay or failure on Lender's part in the exercise of any right or remedy hereunder will operate as a waiver thereof or of Lender's right to exercise any other right or remedy.

         (d)      TIME OF ESSENCE. Time is of the essence of this Agreement.

         (e) SEVERABILITY. Wherever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement will be prohibited by or invalid under applicable law, such provision will be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

         (f) SUCCESSORS AND ASSIGNS. Borrower's and Lender's rights and obligations hereunder will inure to the benefit of Borrower's and Lender's respective successors and assigns, provided that Borrower acknowledges and agrees that without Lender's prior written consent which may be withheld for any reason or no reason, Borrower may not assign Borrower's rights or obligations or any part thereof hereunder to any other Person. Lender may assign this Agreement and its rights and duties hereunder. Lender reserves the right to sell, assign, transfer, negotiate or grant participations in all or any part of, or any interest in, Lender's rights and benefits hereunder.

         (g) SUBMISSION TO JURISDICTION, SERVICE, ETC. (i) Borrower agrees that any suit, action or proceeding directly or indirectly arising out of or relating to this Agreement, any other Loan Documents, the Obligations, the relationship between Borrower and Lender created hereby, or arising out of any judgment against Borrower entered by any court or other tribunal of competent jurisdiction with respect to the enforcement of this Agreement, may be instituted in any state court located in the state of Georgia or the United States District Court for the Northern District of Georgia or in any other court having subject matter jurisdiction, as Lender may select in Lender's sole discretion. Borrower hereby expressly and irrevocably submits and consents to the non-exclusive jurisdiction of any such court in any such suit, action or proceeding, hereby waiving personal service of the summons and complaint, or other process or papers issued therein. Borrower hereby waives, to the fullest extent permitted by law, any objection Borrower may have to the venue of any such suit, action or proceeding. Further, Borrower hereby irrevocably waives, to the fullest extent Borrower may effectively do so, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding. Borrower further agrees that a final judgment in any such suit, action or proceeding brought in any such court or tribunal will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

                  (ii) Borrower hereby agrees that service of process mailed or delivered to Borrower at Borrower's address for notices provided herein will be deemed in every respect effective service of process upon Borrower in any such suit, action or proceeding in any such court or tribunal and will be taken and held to be valid, personal service on Borrower, irrespective of whether Borrower will then be doing, or at any time will have done, business within the State of Georgia.

                  (iii) Nothing in this SECTION 15(g) will affect Lender's right to serve legal process in any other manner permitted by law or affect Lender's right to bring any action or proceeding against Borrower or Borrower's property in the courts of any other jurisdiction.

         (h) WAIVER OF JURY TRIAL. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, BORROWER AND LENDER HEREBY IRREVOCABLY AND EXPRESSLY WAIVE ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT, THE OBLIGATIONS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR EITHER PARTY'S ACTIONS IN THE NEGOTIATION, ADMINISTRATION, OR ENFORCEMENT HEREOF OR THEREOF. EACH OF BORROWER AND LENDER ACKNOWLEDGES THAT SUCH WAIVER IS MADE WITH FULL KNOWLEDGE AND UNDERSTANDING OF THE NATURE OF THE RIGHTS AND BENEFITS WAIVED HEREBY, AND WITH THE BENEFIT OF ADVICE OF COUNSEL OF ITS CHOOSING.

         (i) WAIVER OF HEARING. BORROWER HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WAIVES ALL RIGHTS WHICH BORROWER HAS UNDER CHAPTER 14 OF TITLE 44 OF THE OFFICIAL CODE OF GEORGIA OR UNDER ANY SIMILAR PROVISION OF APPLICABLE LAW TO NOTICE AND TO A JUDICIAL HEARING PRIOR TO THE ISSUANCE OF A WRIT OF POSSESSION ENTITLING LENDER, ITS SUCCESSORS AND ASSIGNS TO POSSESSION OF THE COLLATERAL UPON A DEFAULT. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING AND WITHOUT LIMITING ANY OTHER RIGHT WHICH LENDER MAY HAVE, BORROWER CONSENTS THAT, IF LENDER FILES A PETITION FOR AN IMMEDIATE WRIT OF POSSESSION IN COMPLIANCE WITH SECTIONS 44-14-261 AND 44-14-262 OF THE OFFICIAL CODE OF GEORGIA OR UNDER ANY SIMILAR PROVISION OF APPLICABLE LAW AND THIS WAIVER OR A COPY HEREOF IS ALLEGED IN SUCH PETITION AND ATTACHED THERETO, THE COURT BEFORE WHICH SUCH PETITION IS FILED MAY DISPENSE WITH ALL RIGHTS AND PROCEDURES HEREIN WAIVED AND MAY ISSUE FORTHWITH AN IMMEDIATE WRIT OF POSSESSION IN ACCORDANCE WITH CHAPTER 14 OF TITLE 44 OF THE OFFICIAL CODE OF GEORGIA OR IN ACCORDANCE WITH ANY SIMILAR PROVISION OF APPLICABLE LAW, WITHOUT THE NECESSITY OF AN ACCOMPANYING BOND AS OTHERWISE REQUIRED BY SECTION 44-14-263 OF THE OFFICIAL CODE OF GEORGIA OR IN ACCORDANCE WITH ANY SIMILAR PROVISION OF APPLICABLE LAW.

         (j) EXPENSES. Borrower shall pay on demand all of Lender's costs and expenses in connection with underwriting and performing due diligence with respect to the transactions contemplated hereby and the preparation, reproduction, execution, delivery, administration and enforcement of this Agreement, including the reasonable fees and out-of-pocket expenses of Lender's counsel, in each case whether incurred on, prior or subsequent to the Agreement Date. In addition, Borrower shall pay any and all stamp and other taxes and recording and filing fees payable in connection with the execution and delivery of all other instruments and documents to be delivered hereunder. Such amounts may be charged by Lender to Borrower's account as one or more loans hereunder. All provisions in this Agreement providing for the payment or reimbursement of Lender's attorneys' fees and expenses include, without limitation, such fees and expenses incurred pursuant to or in connection with proceedings brought under 11 U.S.C., the Federal Bankruptcy Code.

         (k) EXECUTION IN COUNTERPARTS. This Agreement may be executed in separate counterparts, all of which shall constitute one and the same agreement.

         (l) ENTIRE AGREEMENT. This Agreement and the other Loan Documents embody the entire agreement and understanding between Lender and Borrower and supersede all prior agreements and understandings relating to the subject matter hereof.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, Borrower and Lender have executed this Agreement as of the day and year first above written.

                                     ADDISON YORK INSURANCE BROKERS LTD.

                                     By: "Primo Podorieszach" (signed)
                                        --------------------------------------
                                     Primo Podorieszach, Chief Executive Officer

                                     FCC, LLC, d/b/a FIRST CAPITAL

                                     By: "David Walker" (signed)
                                        --------------------------------------
                                     David Walker, Vice President

                          NOTARY JURAT FOR EXECUTION OF
                        WRITTEN OBLIGATIONS TO PAY MONEY

      On this the_______ day of June, 2004, before me, the undersigned, a Notary Public in and for the State of______________, County of______________, Primo Podorieszach personally appeared, who is personally known to me or proved to me on the basis of satisfactory evidence to be the Chief Executive Officer of Addison York Insurance Brokers Ltd., a Delaware corporation, who, being by me first duly sworn, stated that:

1. He executed the foregoing Loan and Security Agreement on behalf of such corporation pursuant to its operating agreement or a resolution of its members and/or managers, said execution taking place in the State of__________________, County of______________; and

2. He has this day delivered the foregoing Loan and Security Agreement to FCC, LLC, d/b/a FIRST CAPITAL, at Cobb County, Georgia via overnight courier.

                                           Signature of Borrower's Officer:

                                           By: _________________________________
                                           Primo Podorieszach

Sworn to and subscribed before me this____day of June, 2004:

_____________________________
       Notary Signature

My Commission Expires:

_____________________________

    [Affix Notarial Seal]

                          AFFIDAVIT REGARDING DELIVERY

      On this the______ day of June, 2004, before me, the undersigned, a Notary Public in and for the State of Georgia, County of________________, David Walker personally appeared, personally known to me or proved to me on the basis of satisfactory evidence to be a Vice President of FCC, LLC, d/b/a FIRST CAPITAL, who, being by me first duly sworn, stated that he has received delivery of the foregoing Loan and Security Agreement on behalf of FCC, LLC, d/b/a FIRST CAPITAL in the State of Georgia, County of Cobb.

                           _____________________________________________________
                           Signature of Officer of FCC, LLC, d/b/a First Capital

Sworn to and subscribed before me this______ day of June, 2004:

_________________________
     Notary Signature

My Commission Expires:

_________________________

  [Affix Notarial Seal]

                                    SCHEDULE

      This Schedule is a part of the foregoing Loan and Security Agreement dated as of June 3, 2004, between ADDISON YORK INSURANCE BROKERS LTD., as borrower ("Borrower"), and FCC, LLC, d/b/a FIRST CAPITAL, as lender ("Lender").

1.    BORROWING BASE

      "Borrowing Base" means, at any time, an amount equal to:

      (a)   the lesser o:

            (i)   $7,500,000, and

            (ii)  the sum of:

                  (A) 80% of the lesser of the dollar amount of Trailing Twelve Month Eligible Commissions and the dollar amount of Annualized Eligible Commissions with respect to Group One Insurance Policies which are issued by Level 1 Insurance Companies; plus

                  (B) 72% of the lesser of the dollar amount of Trailing Twelve Month Eligible Commissions and the dollar amount of Annualized Eligible Commissions with respect to Group Two Insurance Policies which are issued by Level 1 Insurance Companies; plus

                  (c) the lesser of (1) 65% of the lesser of the dollar amount of Trailing Twelve Month Eligible Commissions and the dollar amount of Annualized Eligible Commissions with respect to Group One Insurance Policies which are issued by Level 2 Insurance Companies, (2) 5% of total Eligible Commissions, and (3) $300,000; plus

                  (D) the lesser of (1) 57% of the lesser of the dollar amount of Trailing Twelve Month Eligible Commissions and the dollar amount of Annualized Eligible Commissions with respect to Group Two Insurance Policies which are issued by Level 2 Insurance Companies, (2) 5% of total Eligible Commissions, and (3) $300,000;

      minus

      (b) the sum of:

            (i) such reserves as Lender may establish from time to time in its discretion, plus

            (ii) the amount available to be drawn under, plus the amount of any unreimbursed draws with respect to, any letters of credit or acceptances which have been issued or created by Lender or any Affiliate of Lender for Borrower's account.

      Borrower acknowledges and agrees that Lender may decrease the advance rates set forth above and/or institute reserves in amounts acceptable to Lender based upon fluctuations in the mid-term interest rate environment. Such fluctuations will likely be gauged based upon the ten-year U.S. Treasury yield curve but are not required to be based upon such benchmark.

2.    PERMITTED LIENS

      Existing Liens and financing statements: None.

3.    PERSONS AUTHORIZED TO REQUEST LOANS

      Name:                                           Title:
      -----                                           ------
Primo Podorieszach                      Chief Executive Officer of Borrower

4.    COLLECTION DAYS: Three Business Days

5.    CONDITIONS TO INITIAL LOANS

      Items listed below are required to be delivered, in form and substance satisfactory to Lender in its sole discretion, as a condition to Lender's obligation to fund the initial loan or extend the first financial accommodation to Borrower under this Agreement.

Certified copy of articles of incorporation of Borrower and Parent

By-laws of Borrower and Parent

Secretary's certificate as to constituent documents, bylaws, authorizing action (e.g., resolutions) and incumbency of officers/status and specimen signatures of authorized signers for Borrower and Parent

Good Standing Certificate (Delaware, California and all other states in which Borrower is qualified to do business)

Lien search results for Borrower and Parent

Lien termination documents from existing lender, any other creditor whose filings are to be terminated, etc.

Landlord waivers

Guaranty and security documents from Parent

Validity Guaranty/Support Agreements from each Support Party

Pledge of all of Borrower's outstanding capital stock pursuant to documentation acceptable to Lender

Oak Street Intercreditor Agreement

Certified Copy of Oak Street Loan Documents (including an amendment to the Oak Street Credit Agreement to address such issues as Lender may request)

Subordination Agreement from Kabaker Family Trust of July 1998, together with copies of all notes, security agreements and related documents between Borrower and Kabaker Family Trust of July 1998 in connection with the debt of Borrower owing to Kabaker Family Trust of July 1998, certified as true, correct and complete by Borrower's Chief Executive Officer

Financial statements

Borrowing Base Certificate as of a date acceptable to Lender, together with supporting documentation and schedules of Accounts

Financing statements

Officer's certificate as to representations, warranties and no defaults

Solvency certificates

Opinion letter of Borrower's legal counsel (which shall include opinions with respect to insurance regulatory issues and the perfection of Lender's security interest in Commissions and Expirations).

All other items described on the Schedule of Closing Documents previously delivered by Lender or Lender's counsel to Borrower or Borrower's counsel

Additionally, Lender shall have received the closing fee described in ITEM 9 OF THE SCHEDULE, Borrower shall have paid all amounts due to GVC Financial Services, LLC in connection with the loan transaction contemplated hereby, and Borrower shall have reimbursed Lender for all of Lender's expenses in connection with the transaction contemplated hereby (including legal fees) to the extent the same exceed the deposit paid by Borrower to Lender.

6.    TERMINATION DATE

This Agreement will terminate on the second anniversary of the Agreement Date; provided, however, that this Agreement will be renewed for succeeding one-year periods thereafter unless written notice of termination is provided by either party to the other at least 90 days' prior to the then-effective termination date (the first anniversary of the Agreement Date on which no such renewal occurs is hereafter referred to as the "Expiration Date"). In the event that this Agreement is not renewed for any reason in accordance with the immediately preceding sentence, then, so long as no Default exists, Borrower may elect, by written notice to Lender at least five Business Days prior to the Expiration Date, to repay the then-outstanding loans via quarterly payments of principal (together with all accrued interest) based on a twenty-quarter amortization on each March 31, June 30, September 30 and December 31, commencing with the first such date following the Expiration Date, with a final payment of all outstanding principal and interest due and payable on the third anniversary of the Expiration Date. If a Default exists or if Borrower does not exercise its right to amortize the loans as set forth above, then all outstanding Obligations shall be due and payable on the Expiration Date. Lender shall have no obligation to make any additional loans or cause any letter of credit to be issued on or after the Expiration Date, but Lender's security interest in the Collateral shall remain in full force and effect and Borrower shall remain obligated with respect to all of its agreements and obligations under this Agreement and the other Loan Documents until all Obligations are repaid in full in cash. The fees described in clauses (b) and (c) of ITEM 9 OF THE SCHEDULE shall continue to be due and payable following the Expiration Date until such time as all loans and other Obligations have been repaid in full and this Agreement has terminated, but the fee described in clause (d) of ITEM 9 OF THE SCHEDULE shall not be charged to Borrower for any period following the Expiration Date.

7.    INTEREST MARGIN: 2.00%

8.    DEFAULT MARGIN:  3.00%

9.    FEES
a. In consideration of Lender's structuring, approving and committing to this Agreement, but without affecting Borrower's obligation to reimburse Lender for costs associated with this Agreement and the transactions contemplated hereby as provided elsewhere in this Agreement, Borrower agrees to pay Lender a fee in the amount of $75,000 on the Agreement Date.

b. For services performed by Lender in connection with Lender's continuing administration hereof, Borrower shall pay to Lender a fee of $75,000 per annum, payable annually in advance on each anniversary of the Agreement Date and continuing so long as any loan shall remain outstanding or this Agreement shall not have been terminated.

c. For services performed by Lender in connection with Lender's continuing administration hereof, Borrower shall pay to Lender a monthly fee equal to the greater of (i) $2,500, and (ii) 0.25% of the average outstanding principal amount of loans outstanding hereunder during the immediately preceding month; provided, however, that such fee shall not exceed $12,000 for any month. Such fee is payable on the first day of each calendar month beginning with the first such date following the Agreement Date and continuing so long as any loan shall remain outstanding hereunder or this Agreement shall not have been terminated.

d. In consideration of the maintenance of Lender's commitment hereunder, Borrower will pay Lender a fee at the rate of 0.50% per annum on the daily average unused portion of Lender's commitment to make revolving loans hereunder, payable monthly in arrears on the first day of each calendar month, beginning on the first such date following the Agreement Date.

All of the foregoing fees constitute compensation to Lender for services rendered and are not interest or a charge for the use of money. Each installment of such fees shall be fully earned when due and payable and shall not be subject to refund or rebate.

10.   ORGANIZATIONAL INFORMATION
      EXACT LEGAL NAME OF BORROWER: Addison York Insurance Brokers Ltd. STATE OF ORGANIZATION: Delaware
      TYPE OF ORGANIZATION: Corporation
      ORGANIZATIONAL IDENTIFICATION NUMBER: 3547034

11.   SUBSIDIARIES AND INVESTMENTS IN OTHER PERSONS: None.

12.   PENDING LITIGATION: None.

13.   EXISTING DEBT AND GUARANTEES:

14.   PRIOR LEGAL NAMES:
      Avanti Insurance Brokers LLC
      Addison York Insurance Brokers LLC

      PRIOR OR CURRENT TRADE OR FICTITIOUS NAMES:
      Johns Insurance Agency
      Vista International Insurance Brokers

      MERGERS AND ACQUISITIONS:
      In October, 2003, Borrower purchased substantially all of the insurance agency assets of Kabaker Family Trust of July 1998, which were processed by DKWS Enterprises, Inc. which used the name "Vista International Insurance Brokers".

      In October, 2003, Borrower purchased substantially all of the assets of Johns Insurance Agency, Inc.

15.   LOCATIONS OF OFFICES AND COLLATERAL

      CURRENT CHIEF EXECUTIVE OFFICE:
      10333 Southport Road S.W., Suite 355
      Calgary, Alberta
      T2W 3X6

      OTHER LOCATIONS OF CHIEF EXECUTIVE OFFICE IN PAST FIVE YEARS:
      None.

      OTHER CURRENT COLLATERAL LOCATIONS:
      Suite LM 3
      155 Glendeer Circle S.E.
      Calgary, Alberta
      T2H 2S8

      1701 Novato Blvd., Suite 100 and Suite 107
      Novato, California 94947

      125 East Wheeler Avenue
      Arcadia, California 91006

16. OWNERSHIP STRUCTURE: Parent owns 100% of the outstanding capital stock of Borrower.

17.   OWNED REAL PROPERTY: None.

      LEASED REAL PROPERTY (INCLUDING LEGAL NAME OF LANDLORD AND MONTHLY RENT):

ADDRESS:                                       LANDLORD:                           MONTHLY RENT:
10333 Southport Road S.W.                      Tel vent Canada Ltd.                $21,135 (Canadian)
Suite 355
Calgary, Alberta
T2W 3X6
(Parent is the actual tenant under this lease)

Suite LM3
155 Glendeer Circle S.E.                       Burnswest Corporation               $3,221
Calgary, Alberta
T2H 2S8

1701 Novato Blvd.                              City Center Group                   $20,319
Suite 100 and Suite 107
Novato, California 94947

125 East Wheeler Avenue                        125 Wheeler Avenue                  $2,042
Arcadia, California 91006                      Partnership

WAREHOUSEMEN, PROCESSORS, CONSIGNEES OR OTHER BAILEES IN POSSESSION OR CONTROL OF ANY INVENTORY (INCLUDE NAME, ADDRESS WHERE INVENTORY IS STORED AND DESCRIPTION OF THE ARRANGEMENT): None.

18.   BANK ACCOUNTS:

      Bank of Marin, 1450 Grant Avenue, Novato, California 94945 - account numbers 05- 312244 (operating), 05-312251 (trust), 05-31277 (operating) and
05-312285 (trust)

      Royal Bank of Canada, 330 8th Avenue SW, Calgary, Alberta T2C 1C4-122-129-0 (operating), 403-138-1 (operating)

19.   COMMERCIAL TORT CLAIMS: None.

20.   FINANCIAL COVENANTS:

(a) Borrower and Parent shall maintain, as of the last day of each quarter for the four-quarter period then ended, a ratio of Borrower's and Parent's (i) net income (excluding extraordinary gains) before provision for interest expense, taxes, depreciation and amortization, to (ii) interest expense, of at least (w)
1.5 to 1 for the period commencing with the fiscal quarter ending September 30, 2004 through and including the fiscal quarter ending December 31, 2005; (x) 2.0 to 1 for the period commencing with the fiscal quarter ending March 31, 2006 through and including the fiscal quarter ending December 31, 2006; (y) 2.25 to 1 for the period commencing with the fiscal quarter ending March 31, 2007 through and including the fiscal quarter ending December 31, 2007; and (z) 2.5 to 1 thereafter.

(b) Borrower and Parent shall at all times maintain, on a consolidated basis, a Tangible Net Worth, plus the outstanding principal balance of Subordinated Debt, of at least $3,000,000, plus an amount equal to 50% of Borrower's and Parent's net income (determined in conformity with GAAP) for each fiscal year of Borrower commencing with the fiscal year ending March 31, 2005. Each increase in the required Tangible Net Worth hereunder in connection with Borrower's and Parent's net income shall be determined based on Borrower's interim financial statements required to be delivered to Lender under this Agreement, and each increase shall be effective from and after the date that Borrower is required to deliver such interim financial statements to Lender. The minimum Tangible Net Worth required hereunder shall not be reduced by any net loss of Borrower or Parent. As used herein, "Tangible Net Worth" means, as of any date, the total assets of Borrower and Parent minus the total liabilities of Borrower and Parent calculated in conformity with GAAP, less all amounts due from Affiliates of Borrower, Parent, any Support Party or any other Obligor (other than amounts due to Borrower under or in connection with agency agreements pursuant to which a Person which was acquired by Borrower agrees to process the purchased book of business until such time as the agency contracts between such Person and the applicable Insurance Companies are placed in Borrower's name), and the amount of all intangible items reflected therein, including all unamortized debt discount and expense, unamortized research and development expense, unamortized deferred charges, goodwill, intellectual property, unamortized excess cost of investments in subsidiaries over equity at dates of acquisition, and all similar items which should properly be treated as intangibles in accordance with GAAP; provided, however, that the "Customer Accounts" item on Borrower's balance sheet shall not be considered an intangible asset under this paragraph so long as Borrower continues its current accounting practices with respect thereto.

(c) Borrower and Parent shall at all times maintain, on a consolidated basis, a ratio of (i) total liabilities (determined in accordance with GAAP), to (ii)
(A) Tangible Net Worth, plus (B) the outstanding principal balance of Subordinated Debt, of at not more than (y) 10.0 to 1 from the Agreement Date through and including March 31, 2005, and (z) 8.0 to 1 thereafter.

(d) Borrower shall at all times maintain a Net Worth (exclusive of any assets or liabilities of Parent) of at least $3,000,000. As used herein, "Net Worth" means, as of any date, the total assets of Borrower minus the total liabilities of Borrower (other than Subordinated Debt), calculated in conformity with GAAP.

21.   PERMITTED PURCHASE MONEY DEBT: $100,000

22. PERMITTED CAPITAL EXPENDITURES: $100,000; provided, however, that capital expenditures approved by Lender in connection with a Permitted Acquisition shall not count against such $100,000 per year limitation.

23. ANNUAL FINANCIAL STATEMENTS: To be audited and certified without qualification by an independent practicing certified public accountant acceptable to Lender.

24. BORROWING BASE CERTIFICATES: Borrower shall deliver to Lender a Borrowing Base Certificate no less frequently than monthly (by the fifth Business Day of each month and determined as of the close of business on the last Business Day of the immediately preceding month).

25. FIELD EXAMINATIONS: Borrower agrees to pay to Lender Lender's customary fees and disbursements relating to field examinations of the Collateral, Borrower, Borrower's business and Borrower's books and records, which, as of the Agreement Date, are $850 per examiner per day plus all of the out-of-pocket examination costs and travel and other expenses incurred by such examiners.

26.   CROSS DEFAULT AMOUNT: $100,000

27.   JUDGMENT CROSS DEFAULT AMOUNT: $100,000

28.   CHANGE OF MANAGEMENT DEFAULT:

Name                                Office
----                                ------
Primo Podorieszach                  President of Parent
Primo Podorieszach                  Chief Executive Officer of Borrower
Tony Consalvo                       Chief Operating Officer of Borrower

29.   NOTICE ADDRESSES:

If to Borrower:                     Addison York Insurance Brokers Ltd.
                                    10333 Southport Road S.W., Suite 355
                                    Calgary, Alberta, T2W 3X6
                                    Attn.: Primo Podorieszach
                                    Facsimile No.: 403-225-5745

With a copy to:                    Quarles & Brady
                                   411 East Wisconsin Avenue
                                   Milwaukee, Wisconsin 53202-4497
                                   Attn.: Tony Marino
                                   Facsimile No.: 414-271-3552

If to Lender:                      FCC, LLC, d/b/a First Capital
                                   125 TownPark Drive, Suite 190
                                   Kennesaw, Georgia 30144
                                   Attn.: Brian J. Cuttic, Senior Vice President
                                   Facsimile No.: 678-594-5901

With a copy to:                    Stephen D. Palmer, Esq.
                                   Troutman Sanders LLP
                                   600 Peachtree Street, N.E., Suite 5200
                                   Atlanta, Georgia 30308-2216
                                   Facsimile No.: 404-885-3995

                                   EXHIBIT A

                  [ATTACH FORM OF BORROWING BASE CERTIFICATE]

                                    EXHIBIT B

                         FORM OF COMPLIANCE CERTIFICATE

                    [TO BE PROVIDED ON BORROWER'S LETTERHEAD]

                             _______________, 200___

FCC, LLC, d/b/a First Capital
125 TownPark Drive, Suite 190
Kennesaw, Georgia 30144
Attn.: Brian J. Cuttic, Senior Vice President

The undersigned, the___________________ of ADDISON YORK INSURANCE BROKERS LTD., a Delaware corporation ("Borrower"), gives this certificate to FCC, LLC, d/b/a First Capital, a Florida limited liability company ("Lender"), in accordance with the requirements of that certain Loan and Security Agreement dated as of June 3, 2004 between Borrower and Lender (as amended from time to time, the "Loan Agreement"). Capitalized terms used in this Certificate, unless otherwise defined herein, shall have the meanings ascribed to them in the Loan Agreement.

No Default exists on the date hereof, other than:_________________ [if none, so state].

As of the date hereof, Borrower is current in its payment of all accrued rent and other charges to Persons who own or lease any premises where any of the Collateral is located, and there are no pending disputes or claims regarding Borrower's failure to pay or delay in payment of any such rent or other charges.

Set forth on Appendix 1 attached hereto is a true, accurate and complete calculation with respect to the financial covenants of Borrower under the Loan Agreement.

                                                Yours truly,

                                                ADDISON YORK INSURANCE
                                                BROKERS LTD.

                                                By: ____________________________
                                                Name: __________________________
                                                Title: _________________________

                                   APPENDIX 1

A.    Minimum Interest Coverage Ratio Requirement of__ to 1 (Borrower and
Parent)

      Interest Coverage Ratio    (a) net income (excluding extraordinary gains),
                                 plus interest expense, plus taxes, plus
                                 depreciation and amortization, divided by (b) interest expense

Net Income                        $___________________, plus
Interest Expense                  $___________________, plus
Taxes                             $___________________, plus
Depreciation                      $___________________, plus
Amortization                      $___________________, equals

Numerator                         $___________________,

Interest Expense                  $___________________, plus

Actual Interest Coverage Ratio =   ___________________ to 1

B. Minimum Tangible Net Worth Plus Subordinated Debt Requirement of $________ (Borrower and Parent)

      Tangible Net Worth = Net Worth, plus Subordinated Debt less Intangibles

Net Worth                    $___________________, plus

Subordinated Debt            $___________________, less

Intangible assets            $___________________

Actual Tangible Net Worth    $___________________

C. Maximum Ratio of Total Liabilities to Tangible Net Worth, plus Subordinated Debt, Requirement of ______ to 1 (Borrower and Parent)

      Required Ratio = (a) Total liabilities divided by (b) the sum of (i)
                       Tangible Net Worth, plus (ii) Subordinated Debt

Total liabilities            $___________________, divided by the sum of

Tangible Net Worth           $___________________, plus

Subordinated Debt            $___________________

      Actual Ratio of Total Liabilities to Tangible Net Worth plus Subordinated
Debt: _____ to 1

D.    Minimum Net Worth of $1,400,000 (Borrower only)

      Net Worth = Total Assets less Total Liabilities (other than Subordinated
                  Debt)

Total Assets                                  $___________________, less

Total Liabilities                             $___________________, plus

Subordinated Debt                             $___________________

Actual Net Worth of Borrower:                 $___________________

[INSERT OR REVISE FINANCIAL COVENANT CALCULATIONS AS APPROPRIATE.]

                                      -45-